# MORI SEIKI
THE MACHINE TOOL COMPANY







# ANNUAL REPORT 2006
FISCAL YEAR ENDED MARCH 31, 2006



Striving to be

# *Striving to become GLOBAL ONE*


NT4200 DCG

## > Note concerning statements about the future, etc.

This material contains earnings estimates, plans, policies, business strategies, targets, forecasts, and perceptions and judgments about matters of fact concerning the future of Mori Seiki and the Mori Seiki Group. Its predictions, expectations, assumptions, plans, perceptions and judgments are based on information available to Mori Seiki at the time of writing. For this reason, there is a possibility that actual results may differ significantly from these forecasts. There are various risks or factors, such as facts which are not included here, or premises which may be objectively inaccurate, which may prevent these predictions from coming true. Among these, we are able to identify the major assumptions which we are currently making as listed below. (Please note, however, that the risks and factors are not limited to these.)

(1) The economic conditions in key markets (Japan, the Americas, Europe, Asia, etc.) (2) Sudden fluctuations in demand for investment in plant and equipment (3) Significant changes in the exchange rate against the yen of the U.S. dollar, the Euro, etc. (4) Significant changes in the cost of natural resources or raw materials (5) Future trends in Japan's relationships with the U.S.A. and with China (6) Changes in the international situation resulting from increased risk of terrorism, etc. (7) Damage from natural disasters such as hurricanes, earthquakes, etc.

Mori Seiki has produced more than 150,000 machine tools since its founding in 1948. We have achieved steady growth as a leading company in the machine tool industry, while supporting manufacturing by customers throughout the world. It is no exaggeration to describe the road that Mori Seiki has walked thus far as one of consistent revolution and challenge. We employ a business process aiming for cutting-edge and creative technological development, customer-based service support and total quality. Not stopping at existing methods and industry schemes, we have consistently set high standards, and have generated numerous innovations. Our next goal is to be the "Global One" machine tool manufacturer. To achieve this goal, we are creating a stable business model that is not contingent on the business environment. We are also releasing new products such as the next-generation integrated mill turn center "NT Series," and Driven at the Center of Gravity (DCG™), which are the fruits of numerous innovations at Mori Seiki, delivering new value for machine tools. As a general machine tool manufacturer, Mori Seiki will continue to support the starting point and future of manufacturing. Watch us as we strive towards our next challenge of becoming "Global One."



## Mission Statement

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will:

Enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices;
Increase our customers' productivity and efficiency through our latest developments in technology as manifested by our increasingly accurate and progressive manufacturing capabilities;
Support our customers with our knowledgeable and responsive sales, applications, and service personnel.

As befits a worldwide corporation, we will:

Foster a fair and open corporate culture, utilizing appropriate management initiatives;
Emphasize company-wide communication with the recognition of earnest and enthusiastic team-oriented efforts;
Respect each other's opinions and continually develop through friendly competition in energetic and cheerful workplaces.

As profitability is a goal of all healthy business organizations and in keeping with the true nature of the machine tool industry, we will:

Work to increase the value of our company, the investment of all shareholders knowledgeable of the true nature of the machine tool industry and the prosperity of our suppliers;
Always remember that the pricing of our products and services is an integral factor of the prosperity and perpetuity of the corporation;
Generate suitable profits to ensure the cash flow necessary to provide for the healthy operation of our corporation, research and development, stable customer services, employee training and development, and, the maintenance of safe and efficient manufacturing facilities.

As an industry leader and responsible corporate citizen, we will:

Contribute our fair share to our local community and society;
Conserve environmental resources at all times to preserve the global environment;
Incorporate the highest standard of ethics while still encouraging an aggressive approach to our business activities.

# Consolidated Financial Highlights

## › Years ended March 31, 2006 and 2005

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| **For the year:** | | | |
| Net sales | ¥145,340 | ¥122,166 | $1,237,147 |
| Net income | 13,802 | 9,381 | 117,484 |
| **Per share (Yen and U.S. dollars)** | | | |
| Net income: | | | |
| Basic | ¥ 153.62 | ¥ 104.94 | $ 1.31 |
| Diluted | 150.31 | – | 1.28 |
| Net assets | 1,264.32 | 1,094.25 | 10.76 |
| Cash dividends | 40.00 | 20.00 | 0.34 |
| **At the year end:** | | | |
| Total assets | ¥162,779 | ¥135,631 | $1,385,589 |
| Shareholders' equity | 116,347 | 96,443 | 990,356 |

The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥117.48 = U.S.$1.00, the exchange rate prevailing on March 31, 2006.

### › Sales


150,000
120,000
90,000
60,000
30,000
0
02.3
03.3
04.3
05.3
06.3
(Millions of yen)

### › Net income (loss)


15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
02.3
03.3
04.3
05.3
06.3
(Millions of yen)

### › Net income (loss) per share


150
100
50
0
-50
-100
-150
-200
02.3
03.3
04.3
05.3
06.3
(Yen)

# Results Summary

| | |
|---|---|
| [ Net sales ] | 145.3 billion yen, a 19.0% increase from the previous fiscal year |
| [ Operating income ] | 16.3 billion yen, a 54.9% increase from the previous fiscal year |
| [ Net income] | 13.8 billion yen, a 47.1% increase from the previous fiscal year |
| [ Return on equity ] | 13.0%, a 2.8% increase from the previous fiscal year |
| [ Net income per share ] | 153.62 yen, a 46.4% increase from the previous fiscal year |
| [ Cash dividends per share ] | An increase of 20 yen from the previous fiscal year, from 20 yen to 40 yen |
| [ Total assets ] | 162.8 billion yen, a 20.0% increase from the previous fiscal year |
| [ Shareholders' equity ] | 116.3 billion yen, a 20.6% increase from the previous fiscal year |



At the Iga Campus

# Message from the President

## To the Shareholders

Thank you very much for your continued support of Mori Seiki.
We are pleased to present the 58th Annual Report (from April 1, 2005 to March 31, 2006) of the Mori Seiki Group.
The Mori Seiki Group is promoting our medium-term management plan, Mori-568PLAN for the three-year period from FY 2005 to FY 2007. The Mori-568PLAN has as its basic policy "to make the 10 best companies in each industry our major customers, and to become Global One in the machine tool industry," and commits us to three business targets: "Mori 5: Attain a 5% share of the world market," "Mori-6: Achieve a consolidated cost of sales ratio of 60%" and "Mori-8: Establish a system that produces a minimum of 800 machines per month." The first year of the Mori-568PLAN progressed satisfactorily, but part of the reason for that was the favorable order environment and the advantage of the weak yen. In future, we plan to do everything in our power to strengthen our corporate structure, so that we will still be able to achieve our management targets even if there is a bad order environment or a high yen exchange rate.
Also, as the Mori Seiki Group expands, we believe that it is urgent that we build strong management structures. Specifically, we must develop internal control systems in response to the Financial Instruments and Exchange Law (Japan's equivalent of the Sarbanes-Oxley Act). Act, and work to ensure that we comply with the export controls designed to prevent proliferation of weapons of mass destruction and excess stockpiling of conventional weapons.
The Mori Seiki Group recognizes the paramount importance of its obligations as a company to enhance corporate value and to extend the profits of our shareholders, who understand that machine tools are both capital assets and products which support manufacturing throughout the world. Our principle for profit appropriation has been to make an overall judgment based on our future business plan, business results, financial conditions, and so on before determining the profit allocation to shareholders and the amount to be retained for our internal reserve. The internal reserve funds will be utilized to invest in the development of pivotal new products and technologies as well as to consolidate our production equipment in order to reinforce our competitive strength in the market.
We are pleased to inform you that, in consideration of the performance of the company and the economic situation, we have decided to increase the dividend by 20 yen from the previous term to 40 yen per share. Also, we have put in place a more dynamic dividend policy, with the aim of returning business results to the shareholders without delay, and from FY 2006 we will issue an interim dividend.
We look forward to continued support and guidance from you, the shareholders.

July 2006



Masahiko Mori
President Dr. Eng.

# Outline of Business

## > Management policy

As a machine tool maker, our Group has made "supply of innovative, accurate and trouble-free machines at competitive prices" the mainstay of its management policy, and looks forward to "Global One" status in the fields of CNC lathes, machining centers, multi-axis machines and grinding machines.

## > Analysis of financial condition and management performance

**1. Important accounting policy and estimates**

The consolidated financial statements of the Group have been prepared based on accounting standards generally accepted as fair and reasonable in Japan and analyzed as follows with respect to the financial condition and management performance. Please note that all information in this article that refers to the future, including forecasts, estimates, prospects and policies, is based on judgments made by the Group as of July, 2006, and since these references to the future involve uncertainties or risks, these figures could be substantially different from the eventual results.

**2. Analysis of managerial performance in the current fiscal year**

①Sales

Sales were 145.340 billion yen, an increase of 19.0% over the previous fiscal year. The sales percentage distribution by region was 43% in Japan, 25% in the Americas, 23% in Europe and 9% in the Asia/Oceania area. The main factors that contributed to this increase were good demand for investment in plant and equipment in Japan and overseas and the cultivation of new customers through our strengthened sales and service system.

②Cost of sales, selling, general and administrative expenses

Cost of sales increased to 89.985 billion yen (an increase of 11.4% from FY 2004), along with the increase in sales amount. The ratio of sales to cost of sales dropped by 4.2 points to 61.9%, largely because there has been a significant increase in the proportion of sales of new products whose costs we have managed to reduce.

Selling, general and administrative expenses were 39.06 billion yen (an increase of 26.6% from FY 2004). The main reasons for this increase were salary and bonuses of 9.987 billion yen (up 28.6% from FY 2004). The ratio of selling, general and administrative expenses to sales rose by 1.6 points to 26.9%.

③Operating income

Operating income was 16.295 billion yen (an increase of 54.9% from FY 2004), mainly because of increased sales. A closer look at the operating income on a regional basis reveals that there were operating profits of 14.455 billion yen in Japan, 1.386 billion yen in the Americas, 775 million yen in Europe and 259 million yen in Asia and Oceania.

④Other income and expenses (non-operating profit and loss + extraordinary profit and loss)

Other income and expenses changed from 513 million yen (net value) in the previous fiscal year to 1.141 billion yen (net value). The main items for this fiscal year were a foreign exchange loss of 292 million yen, gain on sale of investments in securities of 917 million yen, loss on sales and disposal of property, plant and equipment, net of 980 million yen and impairment of fixed assets of 609 million yen.

As a result of these factors, net income for the current term was 13.802 billion yen (an increase of 47.1% from FY 2004).

**3. Factors with a significant impact on management performance**

If we look at the business environment in which the Mori Seiki Group finds itself, within Japan the strong demand from the automobile, construction machinery and hydraulic equipment industries has continued from the previous year, and there has also been increasing demand from the semi-conductor, LCD and communications fields. In the Americas, there have been good orders from the energy, aircraft and semi-conductor industries. Even though Europe is still not strong, there are signs of a steady economic recovery, and we have been able to expand our customer base, especially within the aircraft industry. In Asia there has been strong demand from the automobile, transport equipment, general machinery and die and mold industries in Thailand and Indonesia, and we have enjoyed brisk business activity. The location of such demands for investment in plant and equipment is considered to have a significant impact on the management performance of the Group.

**4. Current strategic status and prospects**

The Mori Seiki Group is promoting our medium-term management plan, Mori-568PLAN for the three-year period from FY 2005 to FY 2007. The Mori-568PLAN has as its basic policy "to make the 10 best companies in each industry our major customers, and to become Global One in the machine tool industry," and commits us to three business targets: "Mori 5: Attain a 5% share of the world market," "Mori-6: Achieve a consolidated cost of sales ratio of 60%" and "Mori-8: Establish a system that produces a minimum of 800 machines per month." The first year of the Mori-568PLAN progressed satisfactorily, but part of the reason for that was the favorable order environment and the advantage of the weak yen. In future, we plan to do everything in our power to strengthen our corporate structure, so that we will still be able to achieve our sales targets even if there is a bad order environment or a high yen exchange rate.

**5. Analysis of capital resources and fund liquidity**

Looking at the financial condition of the Group, the cash flow due to operating activities generated 17.128 billion yen, which is up 10.274 billion yen from the previous fiscal year's figure of 6.854 billion yen. This resulted mainly from an increase in income before income taxes and minority interests. Variations in the working assets and liabilities also contributed to the improvement of cash flow generated by operating activities. Accounts receivable increased due to an increase in sales, and inventory assets and accounts payable rose because of increases in material purchases resulting from the increase in the number of units produced. Cash flow attributable to investing activities was 3.001 billion yen, compared with 7.014 billion yen for the previous fiscal year. The main reason for this difference is that purchases of property, plant and equipment were 3.78 billion yen, down 2.155 billion yen from the year before.

Looking at cash flow attributable to financing activities, there was an income of 4.525 billion yen, compared with expenditure of 2.437 billion yen in the previous fiscal year. This is mainly because of income of 11.542 billion yen from issuance of bonds with stock acquisition rights.

As a result of the activities described above and the influence of exchange rate fluctuations on the yen value of cash and cash equivalents owned by overseas subsidiaries, the balance of cash and cash equivalents is 31.583 billion yen, an increase of 18.811 billion yen from the previous year's figure of 12.772 billion yen.

## › Future activities

The Mori Seiki Group is promoting our medium-term management plan, Mori-568PLAN for the three-year period from FY 2005 to FY 2007. This has as its basic policy "to make the 10 best companies in each industry our major customers, and to become Global One in the machine tool industry," and commits us to the following three business targets.

①Mori 5: Attain a 5% share of the world market

This has as a target expanding our share of the world market to 5%. In order to do this, we have formed sales teams dedicated to individual industries and individual customers, and are cultivating new customers. We are also seriously addressing the demand from our existing customers for replacement machines. And we are looking to boost our sales activities in India, Russia, Central Europe (the Czech Republic, Hungary, Poland, Slovenia, etc.) and Mexico.

②Mori-6: Achieve a consolidated cost of sales ratio of 60%

This has as its target achieving a consolidated cost of sales ratio of 60%. In order to do this, we are conducting strict cost control at the design stage, and promoting the in-house manufacture of parts and the use of more shared parts to reduce material costs. To increase the in-house production ratio, we have built the Casting Plant and Heat Treatment Plant at the Iga Campus and the Machining Plant at the Chiba Campus. In addition, by raising the machine operating rate and shortening working hours, we are aiming to increase productivity by 50% per person.

③Mori-8: Establish a system that produces a minimum of 800 machines per month.

We are promoting innovations in production, such as cell production and the auto campsite system, and monthly production is currently steady at 600 units, but the market's demands for shorter delivery times are stricter than ever before. To meet these requirements, we are investing 22 billion yen in plant and equipment over three years. Also, by strengthening our cooperation with our business partners, raising our procurement capability and reducing lead time, we are building a system which can respond quickly to changes in demand.

## › Prospects for the next term

The forecast for the business results for FY 2006 is as follows:

| | Half Year | Full Year |
|---|---|---|
| Sales | 74,000 | 157,500 |
| Operating income | 8,800 | 20,000 |
| Ordinary income | 8,400 | 19,500 |
| Net income | 4,700 | 11,200 |

(Millions of yen)

The above forecast takes into account the following points:

- The average yen-U.S. dollar market rate is set at ¥107 = U.S.$1, while the average yen-Euro market rate is set at ¥128 = €1.
- Our medium-term management plan, Mori-568PLAN which is being implemented over the three years from FY 2005 to FY 2007, should progress favorably in its second year.

# Corporate Governance

## 1. Basic concept for corporate governance

In order to increase the transparency of management for shareholders, investors and society as a whole, and to make corporate governance function effectively, Mori Seiki has identified as an important policy the building and maintenance of an organization that can respond promptly and flexibly to changes in the business environment, and of a fair management system that gives serious consideration to the shareholders. We will continue to extend and strengthen our corporate governance and will endeavor to ensure that our business activities are rooted in an even greater sense of corporate ethics.

## 2. Details of company institutions and maintenance of an internal control system

① Details of company institutions and maintenance of an internal control system
Mori Seiki has adopted an auditing system.
In directors' meetings, the members of the board (Directors) are assured of the independence to state opinions in line with their own judgments, and we see the results of that. Also, by making the term served by board members one year, we have a system in which the management responsibilities of the directors are made clear. We are consolidating the auditing system by using a board of five auditors, three of whom are from outside the company. We also hold regular management meetings, consisting of the Directors and General Managers, for discussions and reports about important issues.
In future we will establish a compliance committee under the direct control of the President. The purpose of this committee will be the development of effective systems for maintaining the code of conduct, promoting compliance, training directors and employees, providing lateral supervision, etc.

② Status of the internal audit and the audit conducted by official auditors
In order to be able to respond quickly to the Financial Instruments and Exchange Law (Japan's equivalent of the Sarbanes-Oxley Act), which is expected to be introduced in the future, we have set up an Internal Auditing Department with seven full-time staff, which will be responsible for interviews, documentation, etc.
As for the audit conducted by the official auditors, in accordance with the policy decided by the board of auditors and the auditing plan, the auditors attend meetings of the board of directors, management meetings and other key meetings, they hear the status of execution of relevant work from the directors and others, they peruse documents about important decisions, they examine the status of work and assets at Head Office and the main campuses, and if required they solicit reports on the business affairs of subsidiaries and examine the status of their work and assets. The three auditors from outside the company will provide guidance for and auditing of the directors from the standpoint of corporate governance, auditing of the directors and of the risk management system from the standpoint of compliance and, taking a broad view, auditing of overall business management. Also, we will assign one employee to assist the board of auditors. The board of auditors or individual auditors will exchange opinions regularly and whenever necessary with both the President and the official auditors.
As for the cooperation between the auditors and the Internal Auditing Department, they will hold a meeting together once a month to exchange information about the internal control system.

③ The relationship with directors from outside the company and auditors from outside the company
No directors from outside the company have been appointed. The auditors from outside the company have no special financial interests in relation to Mori Seiki.

## 3. Maintenance of risk management systems

Mori Seiki will conduct risk management concerning the environment, occupational health and safety and quality through the management system, export control through the export control program, and risk management for daily business through the company's internal electronic decision-making system.

# Contributing to Society

## As a global company, Mori Seiki strives to make a positive contribution to the region and to society.

### › Basic principles

At Mori Seiki we strive to contribute to society both in Japan and overseas, based on our management philosophy of "contributing to the region and to society as a responsible corporate citizen." Our aim is to contribute to society in the regions where we are operating through machine tools and manufacturing, through promotion of scientific techniques and machining technology, cooperation between industry and universities, etc. We regard these social contributions as extremely important, and we are actively pursuing them.


GLOBAL ONE
MORI SEIKI
THE MACHINE TOOL COMPANY
www.moriseiki.com
Mori Seiki machine tools are supporting our daily lives.

### › Supporting research activities through MTTRF in San Francisco, U.S.A.

MTTRF (Machine Tool Technologies Research Foundation) is a non-profit organization recognized by the U.S. government, which operates through contributions from companies, with Mori Seiki as its main sponsor. Its headquarters is based in San Francisco, U.S.A., and its goal is to support research and development into innovative technology for machine tools, by experts from universities and public research organizations worldwide. At Mori Seiki, we carry out a range of activities through MTTRF, such as lending machine tools to universities in the Americas and elsewhere, and holding lectures from researchers from countries all over the world at the annual general meeting.
In future, Mori Seiki will continue to actively expand our research support activities through this Foundation, to promote the technological development of industrial society.


MTTRF

### › Machine tools lent through MTTRF

| Recipient (University) | Region | Model |
|---|---|---|
| University of Illinois | U.S.A. | SVD-403 |
| | | SL-154 |
| University of British Colombia | | SH-403 |
| University of California, Davis | | GV-503/5AX |
| | | MT-253/1000 |
| | | SL-253B/500 |
| | | NVD1500 DCG |
| National University of Singapore | Singapore | NV5000A/40 |
| Kanazawa University | Japan | CV500A |
| Keio University | | NV1500 DCG |
| University of Tokyo | | ACCUMILL4000 |
| Kyoto University | | GV-503 |


NVD1500 DCG
NV5000A/40

## › The "Cutting Dream Contest"

Since 2004, Mori Seiki has held the "Cutting Dream Contest," with the aim of exchanging and improving technology and techniques throughout the whole machining industry. We collect products from companies, technical colleges, universities and research institutions involved in machining in each of the four fields, parts machining, die and mold machining/mold machining, micro machining and academic research, and announce the prize-winning entries at an awards ceremony. Initially the awards ceremony was covered by newspapers and magazines, and then the prize-winning companies were picked up by various media. Mori Seiki is putting all our efforts into promoting this contest, where the exchange of cutting-edge technology and the finest techniques provides the impetus to develop Japanese manufacturing.



Parts machining/Gold Prize Winner
Cylinder
Ayame Precision Co., Ltd.


切削加工ドリームコン

## › "Youngsters' Science Festival"

At Mori Seiki, we hold the "Youngsters' Science Festival" in Nara, to teach as many young people as possible the fascination of manufacturing. This festival is a nationwide science education event organized by the Japan Science Foundation. Its purpose is to encourage young people's interest in science, and to teach them scientific ways of seeing and thinking, through hands-on scientific experience. By 2004 we had taken part for four years in a row. We introduced the machining of a yoyo on an NL2000Y in the Mori Seiki caravan, and presented each child with a yoyo. Through events like this, we hope to inspire young people to dream.


MORI SEIKI
入口

## › Active participation in industry-university cooperation

In November 2004 Mori Seiki donated two machine tools to Hanoi University of Technology, with the aim of strengthening Vietnam's manufacturing technology. They hold programming schools and technology seminars using these donated machines. Mori Seiki has established a service center within the university and provides technical guidance. This was the start of our industry-university cooperation. We also donated three machine tools to Petra Christian University in Indonesia. As well as setting up these machines at the university, we established a new "CNC Machine Laboratory" which is open to students and local companies. In other places, too, such as the "Manufacturing Technology Center" which we developed in partnership with Shanghai Jiao Tong University in China, we are actively participating in industry-university cooperation, supporting research and development and nurturing human resources.





# Protecting the Environment

**As a socially responsible manufacturer of industrial goods, Mori Seiki promotes environmental activities which comply with ISO14001 regulations throughout the company, including the Iga and the Nara Campuses.**

Mori Seiki developed the "Mori Seiki Eco-Policy" based on our management concept, "Protecting natural resources and preserving the environmental well-being of the earth." We consider that taking the initiative in protecting the environment is an essential role for a leading company in the machine tool industry, which supports all other industries. We work together to achieve this goal and have established the Environmental Management Committee.



## › MORI SEIKI Eco-Policy

**① Treat resources and energy with importance.**

The use of resources such as electrical power and paper, and the use of fossil fuel energy such as heavy oil, will be reduced. Also, the recycling and reduction of waste will be promoted.

**② Manufacture products that are environmentally friendly.**

Promote the development of goods that increase the recycle rate of parts while reducing noise, increasing durability, and reducing the use of natural resources.

**③ Increase the awareness of employees of environment preservation.**

To increase awareness and to practice environment preservation activities, all employees will be educated and trained. Also, all related companies are requested to do the same.

**④ Environmental goals will be set and appraised periodically.**

Environmental goals and results will be checked periodically and efforts will be made for continued improvements in environment management.

**⑤ Cooperate with environmental policies as a member of society.**

Laws on environment and other related matters will be maintained. Also, our own management standards will set and strive for satisfactory environment preservation activities.

**⑥ The upmost will be done to make available any informationon environment preservation.**


DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE
MORI SEIKI CO., LTD.

We are working together as a whole company to preserve the environment.
Mori Seiki,
Environmental Management Committee.

## The three bases of our activities to preserve the environment



Environmental awareness educational activities
Educate employees to be aware of the importance of preserving the environment, and give them the necessary training.
Environmental management system
Establish a system which complies with the environmental management system ISO14001, and make continuous improvements to it.
Development of environmentally-friendly technology
Develop technologies to reduce the environmental burden caused by our factories and products.
Energy savings
Improving the energy efficiency of our products through collaborative research projects with organizations involved in development of new energy sources, industrial and technological structures, etc. Reduction in consumption of power and heavy-fuel oil at factories and campuses.
Prevention of pollution
Proper control of industrial wastes and prohibition/reduction of hazardous substances.
Saving resources, recycling, longer product life
●Saving resources/Recycling
Product designs which aim to recycle used products and reduction of industrial wastes/waste oil. Reduction in the amount of paper used and promotion of recycling activities.
●Longer product life
Extending life of products by reviewing structures and structural components.


## Environmentally-friendly machines

**We have added functions to solve environmental problems, which helps customers save energy and costs.**

- **Reduced consumption of lubricating oil**

  For example, with the NV4000 DCG, we succeeded in reducing the hourly consumption of lubricating oil by approximately 1/6.

- **Reduced consumption of power**

  We have reduced power consumption by reviewing equipment with a high environmental load and adding functions which enable high-efficiency operation.

- **Adopting a power-saving hydraulic unit (using an inverter-type oil cooler)**
- **Automatic machine light OFF function (automatic sleep function)**
- **Standby power reduction function** — in collaboration with NEDO (New Energy and Industrial Technology Development Organization), since 1999 we have been conducting research on reduction of power consumption when machines are on standby. We consistently pursue energy savings during non-cutting time, reflecting them in our product development.



Non-lubricant-type roller guides



Energy-saving settings screen

# Occupation Health and Safety Policy

1. In order to prevent our staff suffering industrial accidents, we research past cases from a scientific perspective and implement appropriate countermeasures so that we can reduce the number of accidents at work.
2. We make efforts to continuously improve the occupational health and safety management system, and health and safety activities.
3. Creating a "occupational health and safety" culture among the staff.
4. We set and periodically review our objectives for occupational health and safety.
5. Abide by the laws and regulations and other requirements as a member of society.
6. We endeavor to publicize information about occupational health and safety.



# *Striving to become GLOBAL ONE*

## Medium-term management plan, Mori-568PLAN

For customers, we believe that the greatest value in a machine tool manufacturer is "continuity." Continuing to build machines which raise their productivity, continuing to provide lasting support. In order to provide customers with the latest and best technology and service with this kind of continuity, our goal is to become Global One among machine tool companies. For this reason, in FY 2005 we developed our three-year medium-term management plan, Mori-568PLAN, to free ourselves from dependence on the current business environment, to achieve a stable development model for our corporate management, and to become a business partner in whom our customers can have complete confidence. We are always devoting all our efforts towards continuing to support improvements to our customers' productivity and efficiency worldwide. Under the Mori-568PLAN, we are making excellent progress towards our goal of achieving Global One.



This is the logo for our medium-term management plan, Mori-568PLAN, which we started in FY 2005. It shows our three management targets: "5" — a 5% share of the world market, "6" — a consolidated cost of sales ratio of 60% and "8" — a system that produces a minimum of 800 machines per month.

#  Medium-term management plan, Mori-568PLAN

## Mori-5: Attain a 5% share of the world market

We are aiming to increase our order share of the global market from the FY 2003 figure of 3.5% to 5%. During FY 2005, the first year of our Mori-568PLAN, we exceeded our target of 4.0% (141 billion yen), achieving 4.2% (145.3 billion yen). Our share is progressing steadily towards our FY 2006 target of 4.5% (sales of 157.5 billion yen).

> Global share and sales



(%)
(100 million yen)
5.0
4.0
3.0
2.0
1.0
0
2,500
2,000
1,500
1,000
500
0
06.3
07.3
08.3
Target
Actual result
Global share
(Year/month)


## Mori-6: Consolidated cost of sales ratio of 60%

We are aiming to reduce our consolidated cost of sales ratio from the FY 2003 figure of 66% to 60%. Our target for the first year was 64%, but by promoting in-house production of the whole process from raw material to the finished units and working to reduce costs in all areas, we managed a much greater reduction, to an incredible 61.9%. This result was achieved not only by striving for organic cost reductions in every department, but also by strengthening our relationship with our suppliers.

> Consolidated cost of sales ratio



(%)
100
80
60
40
20
0
06.3
07.3
08.3
Target
Actual result
(Year/month)


## Mori-8: Establish a system that produces a minimum of 800 machines per month

In order to establish a system that produces a minimum of 800 units per month so that we can deliver our machines to customers more quickly, we are promoting various innovative production systems such as cell production. Our target for the first year was 608 machines per month, but our average for the year was slightly lower, at 592 units. However, in March 2006 we reached 717 units, so we are confident that we are developing a system which can meet our target for the second year of 644 machines.

> Monthly production



(Units)
1,000
800
600
400
200
0
06.3
07.3
08.3
Target
Actual result
(Year/month)



Kazuyuki Hiramoto

Senior Executive Managing Director
Dr. Eng.
Sales & Marketing HQ
Executive Director



# Mori-5

Medium-term management plan, Mori-568PLAN

Attain a 5% share of the world market

## > Review of activities for FY 2005

We were able to achieve excellent sales results in FY 2005. Sometimes, however, the machine delivery and repair schedules did not go as we expected, because of a sharp increase in demand for machine tools. After reviewing these problems, we increased the number of employees involved in service, delivery and sales. We must prove that "Mori Seiki is different" by improving our employees' knowledge through frequent and thorough training. Even a good machine will lose its appeal if it is not delivered quickly. At Mori Seiki, we promise our customers that machines with standard specifications will be delivered within four months. Of course, this can only be achieved with support from our suppliers and through innovative production systems, such as cell production using autocamp sites. We are also doing our utmost to reduce the time taken before orders, with our online quotation system and by changing our organizational structure to speed up internal reviews. The global economy, which is thriving in all industries, has put Mori Seiki in a strong position for FY 2006. In order to make the most of this opportunity, we will continue to implement various sales strategies.

## > Major strategies to achieve Mori-5

- Strengthening sales power in Europe and Asia by increasing the number of employees
- Further expanding the sales and service network
- Forming sales teams by industry and customer

## > Order situation for 8 major machine tool manufacturers



(Million yen)
(Source: Nikkan Kogyo Shimbun)
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
0
03.4 6 8 10 12 04.2 4 6 8 10 12 05.2 4 6 8 10 12 06.2
Mori Seiki
JTECT
Okuma Group
Makino
Tsugami
Toshiba Machine Group
OKK
Mitsubishi Heavy Industries

# Global Sales Strategies

We are aiming to attain a 5% share of the world market, and our results are steadily improving.

## › Results of the activities of the Strategic Large Account Department

In line with the basic policy of our medium-term management plan, Mori-568PLAN, which is "to make the top 10 companies in each industry our customers and to achieve Global One in the machine tool industry," we first increased our sales personnel. As part of our efforts, we established the Strategic/Large Account Department, which consists of special sales teams by industry and by customer, to cultivate major new customers. After one year, we can already see successful results. They have made a total of 712 visits, with a monthly average of 79, resulting in orders for 42 machines worth 1.021 billion yen. In future, we will continue these efforts, and strive to take them even further.

## › Number of visits by industry


(Visits)
120
100
80
60
40
20
0
Automobile
Automobile parts
Construction machinery
Die and mold
General machinery
Consumer electronics
Electrical
2nd Quarter
3rd Quarter
4th Quarter

## › Expansion of our sales and service network

We have been overhauling our bases to provide even more precise sales and service for our customers, who are expanding their businesses to all parts of the globe. During FY 2005 we established the Prague Technical Center, which is in charge of sales in the rapidly growing Central and Eastern European regions, and another base in Great Britain to reinforce the sales system in the European market. We also opened six Technical Centers in Japan, in Niigata, Amagasaki, Shiga, Shizuoka, Tokyo and Shinagawa, with the aim of expanding and strengthening our sales and service network both here and overseas. In FY 2006 we are planning to establish five bases in India, China and Russia. From April 2006 we expanded our strategic business alliance with Ellison Technologies, Inc. in the U.S.A., and started selling through them in eight Midwestern states, including Illinois, Ohio and Michigan, which were formerly part of our direct sales network. By merging our sales and service systems with Ellison's, we expect to double our sales and service power in this region, which is central to the American machine industry. What's more, we will also promote globalization of manuals, control units, price systems and finance, in order to provide customers with uniform high-quality service and consistent trade conditions throughout the world.



Photo: Mr. Jim Ellison, Ellison Technologies, Inc. (left)

## › Distribution maps before and after the alliance with Ellison Technologies, Inc. in the U.S.A.

(Before the alliance)

MORI SEIKI MID-AMERICAN SALES

Sales results for FY 2005: 350 units


BC
AB
SK
MB
QC
NS
NB
WA
MT
ND
OR
ID
SD
WI
MI
WY
NE
IA
OH
NV
UT
CO
IL
IN
CA
KS
MO
KY
NJ
AZ
NM
OK
TN
NC
TX
MS
AL
GA
AK
BC
SON
CHI
COA
NL
TA
FL
HI
VI
PR

(After the alliance)

Sales targets for FY 2006: 600 units


BC
AB
SK
MB
QC
NS
NB
WA
MT
ND
OR
ID
SD
WI
MI
WY
NE
IA
OH
NV
UT
CO
IN
CA
MO
KY
NJ
AZ
NM
OK
TN
NC
TX
MS
AL
GA
AK
BC
SON
CHI
COA
NL
TA
FL
HI
VI
PR

■Ellison Technologies, Inc. ■Company N ■Company Tr ■Company Ma ■Company J ■Company B ■MSMAS ■Company Ty □Open

※Ellison's sales results in the other 11 states for FY 2005: approx. 300 units

# Mori Seiki's Global Network

## > Europe

This year marks the second year of our medium-term management plan, Mori-568PLAN. The FY 2006 sales targets for Europe have been set 20% higher than the results for FY 2005. While these targets will not be easy, because of the economic climate in Europe since the 4th quarter of FY 2005, they are achievable. Our sales target in Europe for FY 2006 is 35 billion yen (274.020 million Euros).

I think that everything starts from sales activities. Our job starts when the sales personnel go out to look for orders. As a Sales Department, our main goals are to improve our market coverage and to make sure that all our salespeople meet their own sales targets. We must also enter new markets by introducing many new products, without indulging in meaningless price wars, add value to our sales by taking advantage of the strength of Mori Seiki Europe's overall sales organization, and make sure that we achieve our target operating profit. In order to do all of this, we need to increase the number of employees capable of multitasking by improving the individual skills of all our staff in Europe, to conduct efficient scheduling, and to improve customers' satisfaction with no waste. These are the most effective ways to support sales activities.

The direct sales system in Germany is starting to get into gear, and the European economy has been beginning to improve since January 2006. Sales of general industrial equipment have been good overall, thanks to the recovery of domestic demand in Germany and Italy. The favorable conditions in the aerospace industry in France and Spain look set to continue for another three to four years. And since it is likely that investment in plant and equipment in Central and Eastern Europe will stay about the same as last year, we are sure that we will achieve the final Mori-568 PLAN European sales target of 42.5 billion yen.

### > France Technical Center

It houses the largest showroom in Europe, and a Service Center.





F1 engine*



Landing gear



Aircraft parts



Jet engine


A380

**Takeshi Saito**

Senior Executive Managing Director
Sales HQ Vice Executive Officer
MORI SEIKI EUROPE President
Europe Department

### > Machining example

Our delivery results are increasing in the parts machining industry for automobiles and for large transport equipment such as airplanes, ships and trains.

*Photo provided by: Ilmor Engineering Ltd.

> Our bases and distributors in Europe


Leicester
Birmingham
London
Hamburg
Düsseldorf
Stuttgart
Prague
Munich
Paris
Lyon
Milan
Toulouse
Barcelona
Istanbul
Overseas subsidiaries
Overseas offices
Distributors

> Germany



Yasunori Hamabe
Director
Sales HQ Vice Executive Officer
MORI SEIKI GmbH President
Düsseldorf T.C. Regional Manager



SCHMIDBAUR H.PETER
MORI SEIKI DEUTSCHLAND
SALES & SERVICE
Stuttgart T.C.
Regional Manager



WOLFGANG SCHAEKEL
MORI SEIKI DEUTSCHLAND
SALES & SERVICE
Hamburg T.C.
Regional Manager



MICHAEL BEHRENS
MORI SEIKI DEUTSCHLAND
SALES & SERVICE
Munich T.C.
Managing Manager

> France



SYLVAIN BADIN
MS SYFRAMO S.A.S.
Sales Director
Regional Manager

> Italy



VILIAM BIGHI
MORI SEIKI ITALIANA S.R.L.
Regional Manager &
Vice President for Sales

> UK



David Banham
MORI SEIKI (UK) LTD.
Managing Director

## › Americas

In FY 2005, we made two strategic decisions that we trust will positively impact FY 2006 orders as well as all subsequent year order objectives. First, we moved our Corporate Headquarters from Dallas, Texas to Rolling Meadows, Illinois, a suburb of Chicago, Illinois. Secondly, we transferred the distribution rights in this specific Midwest region from Mori Seiki Mid-American Sales, Inc. (MSMAS) to Ellison Technologies (ET). This region comprises approximately 35% of all machine tool orders applicable to our present machine tool offerings. Our over-all goal in making these two strategic changes was a simple one: to double the machine tool order level in this region from the mid 300 unit range/year to 700 units/year within the next 2 to 3 years. First impressions being accurate, we are well on our way to success on this important front. Therefore, FY 2006 will be a financially successful one, especially in the later half of the year (October 1, 2006 and March 31, 2007). Additionally, we now have a more singular-based focus throughout Mori Seiki U.S.A., Inc. that we have sorely missed in the recent past. Being focused exclusively on creating a more communicative infra-structure inside our company that is real-time accessible for our distributors, present end-users, and other prospective end-users, has been a derived benefit of the decisions made in the previous fiscal year. This affords our company's management team the opportunity to utilize more of their time and abilities on pro-active business matters in their areas of responsibility that will (ideally) foster deeper and more long-term dividends. This is in stark contrast to the more common, re-active form of management that addresses only short-term, task-oriented objectives for the most part. You can count on Mori Seiki U.S.A., Inc. to do whatever is necessary to attain its FY 2006 MBO goals as well as fortifying an already strong foundation from which to grow our business in the upcoming years as well.



Thomas R. Dillon

MORI SEIKI U.S.A., INC.
President and CEO
Americas

### › MORI SEIKI U.S.A., INC. Chicago Head Office

Our Head Office moved from Dallas, Texas to Chicago, Illinois. It also functions as a Technical Center and a Call Center.





BOEIN



Rock bits



Oil Reservoir



Orthotic appliances*



Orthotic appliances*

### › Machining examples

Machine tools are heavily involved in various industries in the energy field, such as oil-well drilling system parts, parts for large transport equipment such as aircraft, and ultra-precision machining industries such as the medical industry.

*Photos provided by: EBI Medical, Inc.

## › Our bases and distributors in the Americas


Detroit
Boston
Chicago
New Jersey
Sacramento
Cincinnati
San Francisco
Charlotte
Los Angeles
Dallas
São Paolo
Mexico City
●Overseas subsidiaries
●Overseas offices
●Distributors

### › North America



**MARK H. MOHR**
MORI SEIKI U.S.A., INC.
America Engineering Department
Vice President

### › Mexico



**Takeshi Kitagaito**
MORI SEIKI MEXICO, S.A. DE C.V.
Regional Manager

### › Brazil



**Tetsuji Wada**
MORI SEIKI BRASIL LTDA.
Regional Manager

### › Dallas Technical Center/Parts Center



The Parts Center holds 16,500 parts and responds quickly to customers' requests as the largest service/parts base in North America.



Aircraft part



Isokinetic ball joint

## > Asia/Pacific/New Regions

First, we are going to put a lot of emphasis on reinforcement of our service and engineering support in Asia/Pacific/New Regions, and we will increase the number of sales/service bases and employees in these areas. In China, we will establish three new Technical Centers in addition to the current eight. In India, we are planning to build Technical Centers in two places. We will continue to make active investments, in order to provide our customers with reliable support.

### > China Sales Headquarters

We have established the China Sales HQ in Shanghai, as the head office for the eleven sales bases in China. We also established a Parts Center there to reinforce our service.



### > Our bases and distributors in Asia/Pacific/New Regions



Moscow
Beijing
Dalian
Tianjin
Seoul
Suzhou
Japan
Wuhan
Shanghai
Chongqing
Dongguan
Guangzhou
Taipei
Taichung
Hanoi
Hong Kong
New Delhi
Shenzhen
Bangkok
Bangalore
Kuala Lumpur
Singapore
Jakarta
South Africa
Melbourne
Sydney
Overseas subsidiaries
Overseas offices
Overseas subsiduaries (scheduled)
Distributors




Toyofumi Nishio
Director
Sales HQ Vice Executive Officer
Japan/Asia Department




Robot



Housing



Actuator block



Housing



Mold for a part

### > Machining examples

We have many machining examples of things which have become indispensable in modern society and industry, such as semiconductor manufacturing systems in the IT field.

## Japan

We believe that active investment in all industries in Japan, such as the automobile and construction machine industries, will continue to grow. In order to meet our customers' needs and expectations, we will strive to provide even better support, not only by improving the quality of our products, but also by offering speedy service, fast and accurate parts orders/shipments, proposals about financing and ways to increase their productivity, etc.

## Expansion of sales bases

In FY 2005 we opened Technical Centers in Niigata, Amagasaki, Shiga, Tokyo and Shinagawa. We will continue to strengthen our sales and service systems.





Suspension unit*

Ventilation fan die

Plastic bottle mold

Mobile phone die

## Machining examples

We have been receiving high praise not only from customers involved in parts machining in the automobile industry, but also from companies doing parts machining and die and mold machining in the consumer electronics industry, such as mobile phones, audios, TVs, etc.

## Our bases in Japan


Hokkaido
Akita
Taiyo Koki Co., Ltd.
Nagaoka
Yamagata
Niigata
Sendai
Kanazawa
Nagoya Technical Center
Nagoya Head Office
Toyama
Nagano
Koriyama
Gunma
Utsunomiya
Yonago
Okayama
Himeji
Matsumoto
Mito
Gifu
Tokyo
Saitama
Chiba Campus
Chiba Technical Center
Hiroshima
Shiga
Kyoto
Shinagawa
Fukuoka
Amagasaki
Anjo
Yokohama
Shizuoka
Osaka South
Hamamatsu
Ehime
Takamatsu
Iga Campus
Kumamoto
Nara Campus
Mie Technical Center
Osaka Technical Center
Technical Centers
Campuses

Anchor disks

Spindle head cover

Cylinder

AB pump cutaway model

*Photo provided by: Honda Motors Co., Ltd.


Kenji Oishi
Purchasing SCM HQ
Executive Officer



# Mori-6

Medium-term management plan, Mori-568PLAN

Consolidated cost of sales ratio of 60%

## > Review of activities for FY 2005

The core of our efforts to achieve Mori-6 is cost-reduction activities at the Purchasing SCM HQ. During FY 2005, we implemented the following 3 steps:

① **Suppliers were involved right from the development and design stages to achieve the target design price.**

② **We reduced the costs for selected models.**

③ **We reviewed the types of packing and methods for shipping, and reduced the packing costs.**

Through these efforts, we have actively adopted value analysis proposals from our suppliers and designed machines which meet the target prices. Our suppliers have also been able to review their production methods and reduce their costs in order to achieve the target prices. It is only by building this kind of win-win relationship with our suppliers, based on mutual trust, that we have been able to achieve lasting cost reductions. As a result, we were able to achieve a material cost to sales ratio of 47.2%, which was close to the Purchasing SCM HQ's target ratio of 47%. This brought us one step closer to Mori Seiki's FY 2005 target in the Mori-568PLAN, a consolidated cost of sales ratio of 64%.

## > Major strategies to achieve Mori-6

**Reductions in material costs**

- Expansion of in-house production – Casting Plant, Heat Treatment Plant, introduction of new machines and equipment
- Rationalization by introducing new models (N Series ratio)
- Standardization of peripheral equipment

## > Trends in cost of sales ratio


(%)
95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
89.3 90.3 91.3 92.3 93.3 94.3 95.3 96.3 97.3 98.3 99.3 00.3 01.3 02.3 03.3 04.3 05.3 06.3
(Year/month)
Mori-568PLAN
Target line

# Cost Reduction Activities

We are promoting cost reductions throughout the company, centered on the Purchasing SCM HQ.

## > Strict management of parts in stock

When parts are delivered by suppliers or transferred within the factories, they are managed one by one by reading their information with a barcode reader (BHT). At our production sites, when we deliver the parts which are needed for assembly from the shelves in the parts preparation area as a preliminary process for cell production, we input the delivery with the BHT, using the QR code. In this way we can improve the accuracy of our inventory management by managing parts in stock properly, reducing unnecessary stock and excessive orders.



Parts preparation area



Inputting delivery using BHT

## > Reduction in transportation costs

We review the machines at the design and development stages, taking the packing size at the time of shipment into consideration. We have succeeded in changing the packing type and method, and reducing packing costs. By working together organically in this way, every department in the company, including the development and design departments and the Purchasing SCM HQ, is steadily improving efficiency to reduce transportation costs.



The Design Department in the Development HQ, where all the information is collected



The Iga Campus assembly line, which produces over 270 machines every month

# Efforts Towards In-House Production

Reducing costs while optimizing quality and delivery.

## > Increased in-house production through the installation of new equipment

We have been promoting in-house production of structural components such as sheet metal and electrical cabinets, and parts such as couplings and ball screws which affect machine tools' accuracy, to improve the quality of our products and to achieve shorter delivery times. In order to expand the scale of our in-house production, in September 2005 we established the Heat Treatment Plant at the Iga Campus to do all heat treatment processes in-house, and in March 2006 we started the Casting Plant for test machines at the same campus. The Sheet Metal Plant and the High-Precision Spindle Plant were completed in August 2006. Through these efforts we are expecting even greater reductions in the material cost ratio for the N Series, which has already had excellent results. Also, we have developed a production environment which can respond to changes in the market. This has not only improved the quality of our machines and reduced delivery times, but has also strengthened our production capacity and lowered our material costs.



Sheet metal production line



Assembly line for electrical cabinets



Hiroshi Mizuguchi

Vice President
Iga Campus Chief
Development/Manufacturing HQ
Executive Officer (Manufacturing)



# Mori-8

Medium-term management plan, Mori-568PLAN

Establish a system that produces a minimum of 800 machines per month

## › Review of activities for FY 2005

We received many orders from customers during FY 2005, which resulted in an increase in production amount. One reason why we were able to achieve our original sales targets and establish a satisfactory mass production system is that we stuck to our schedule for introducing equipment for producing major components for machine tools, such as spindles, ball screws and curvic couplings. Other reasons include reducing quenching lead time to 1/3 by doing all heat treatment processes in-house, and significantly improving assembly efficiency by raising the N Series' production ratio. We installed a spindle grinding line with two grinding machines connected by a gantry loader, ball screw grinding machines, ball nut grinding machines, and high-precision curvic coupling grinding machines as equipment for producing major components. The Heat Treatment Plant started operation in November 2005, and we are already able to do heat treatment for 70% of the products which need it in-house. By the end of FY 2006, we will be able to do them all in-house. The production of the N Series has been steadily increasing, and it now accounts for 70% of the machines produced at Mori Seiki.

## › Major strategies to achieve Mori-8

- Increasing production by reinforcing the Chiba Campus
- Improving machining ability by reinforcing equipment
- Increasing cell production ratio (N Series ratio)
- SCM strategies involving suppliers

## › Trends in number of machines shipped



(Ratio%)
(Units)
80
70
60
50
40
30
20
10
0
800
700
600
500
400
300
200
100
0
04.4 5 6 7 8 9 10 11 12 05.1 2 3 4 5 6 7 8 9 10 11 12 06.1 2 3
N Series
Other
N Series shipping ratio

# FY 2005 New Plant and Equipment

We are pushing ahead with strengthening our production capacity.

## › Chiba No. 2 Plant

At the Chiba Campus, we develop and manufacture our multi-axis machines, including the NT Series. Although we were trying to increase production of this Series as one of the strategic machines for the "Mori-568 PLAN," we were not able to secure sufficient machining and assembly spaces with the existing plant and equipment to meet the large number of orders, so it became urgent to expand the factory. The new plant has a total area of approximately 17,000m² and a floor space of approximately 7,000m². We invested a total of about 4 billion yen in the land, buildings, machines and equipment. We split the functions of the factory in two, with the Chiba No. 1 Plant (the existing building) as a specialist assembly plant and the Chiba No. 2 Plant (the new building) as a specialist machining plant. We are planning to increase the monthly production from the current 50 units to 100 units by the end of FY 2007.



Chiba Campus

## › Heat Treatment Plant

The establishment of the Heat Treatment Plant allowed us to do all heat treatment processes in-house, such as carburizing and quenching of ball nuts and large and medium-sized curvic couplings, ion-nitriding of spindles and gears, etc for machining centers, and high-frequency induction hardening of spindles for lathes. This reduced lead time dramatically. Carburizing and quenching, which used to take nine days, can now be completed in three days, and ion nitriding has been shortened from seven to three days. The in-house production ratios are currently 71% for carburizing and quenching, 38% for ion nitriding and 91% for high-frequency induction hardening, and they will be increased to 100% during 2006.

**Changes in lead time for heat treatment processes**

| | Outsourced | In-house |
|---|---|---|
| Carburizing and quenching | 8.9 days | 3 days |
| Ion nitriding | 7 days | 3 days |
| High-frequency induction hardening | 4.6 days | 1 days |



Left: Heat Treatment Plant Top right: Ion-nitriding system and inside view
Bottom right: Carburizing and quenching furnace

# Cell Production/Auto Campsite System

We are increasing assembly efficiency and improving productivity.

We were the first company in the machine tool industry to introduce the cell production system, which attracted much attention, and our own refinement of it, the auto campsite system, which has already proven its worth. The implementation ratio is currently 35%, but by the end of FY 2006 all N Series machines will be produced under the cell production system, which will improve our assembly efficiency.



### › Auto campsite system

This is a system in which the factory is divided in separate sites, the automobile campsites. All parts are laid out in advance around the operator, and one person does the whole assembly. The responsibilities of each worker are also clarified, which leads to an improvement in quality.

### › Cell production

Because one staff member is responsible for several processes, lost time between processes is eliminated, significantly reducing the lead time from order to product shipment.

5 days


Shipment

### › Conventional systems

This is an assembly line method in which employees are allotted to each stage of the work. Lost time occurs between each process, and it is unsuited to multi-item, small-lot production or production with short deadlines.

18 days


Shipment

# FY 2006 New Plant and Equipment

We are aiming to further strengthen production capacity and improve quality.

## › Casting Plant

We established the Casting Plant at the Iga Campus with the purpose of dramatically reducing delivery times for castings, which used to be a bottleneck which slowed the development of test machines. We started test casting from June 2006. The Plant has a monthly production capacity of 200 tons, and uses the full mold technique to speed up delivery. Thanks to this technique, castings which took 1.5 months with the wooden-form technique can be delivered in two weeks. Also, the fact that we now manufacture cast metal for test machines in-house and own the manufacturing techniques has had many benefits, such as highly accurate price analysis, quality training for casting suppliers, feedback to the Design and Development departments, etc.


Automated line with environmental measures such as dust collection.

Exterior of Casting Plant



## › Sheet Metal Plant

In August 2006 the Sheet Metal Plant, which used to be just a sheet metal production line at the Iga No.1 Plant, started operation as an independent, specialist factory for machining and coating the sheet metal used in machine bodies and electrical cabinet housings. Its machining capacity is five times greater than before, and its coating capacity 7.7 times. We managed to reduce the machining time for sheet metal for cabinet housings from one week to three days, which plays a big part in the prompt supply of sheet metal to the assembly line. On a unit basis, we plan to achieve in-house production ratios of 35% for machine bodies and 50% for electrical cabinets.


Exterior of Sheet Metal Plant

## › Iga High-Precision Spindle Plant

We upgraded the Iga High-Precision Facility to construct the Spindle Plant, which since August 2006 has integrated all the processes for spindle production. At this factory, we conduct thorough deburring, washing and measurement, as well as careful assembly and consistent production using the cell production system, in order to improve quality and to shorten delivery times. We use electronic standards forms for the cell production system, and our operators do standardized assembly based on the instructions on the screen. Parts accuracy, assembly precision and running performance information are all digitized, ensuring the quality of spindle units. We also plan to reduce machining lead times by using automated equipment with robot systems and loader systems for machining, in an integrated production system from raw material to finished product. Before we established this system, the monthly production of spindles was approximately 850 units, but with this system we expect it to increase by 30% to about 1,100 units in FY 2007.


Ensuring quality by thorough measurements

Assembly of spindle units using the cell production system



# Business Conditions



Takahiro Kobi

Director
Quality HQ Executive Officer



# Our Efforts towards Quality

What we mean by "quality" is everything related to the products and customers, from development and manufacturing to sales and service. The constant search for perfection is the Mori Seiki approach to quality.

## > Review of activities for FY 2005

At the Quality HQ, one of our goals is to establish the brand image, "Quality is Mori Seiki." In FY 2005, which was the first year of our medium-term management plan, our aim was to improve design and production quality and customer satisfaction. Basically, problems which occur in the field are taken to the weekly Quality Improvement Committee (consisting of representatives from the Development and Manufacturing HQ), and the cause is pinpointed. After that, we take steps to prevent the problem from re-occurring, standardize procedures and spread them throughout the company. We are continuing to call customers one year after their machines are delivered, to find out their level of customer satisfaction and to make any necessary corrections. Also, problems with quality are discussed at management meetings so that we can deal with them at a company level.



Contacting customers one year after their machines are delivered



Production facilities where "quality is our top priority"

## > For FY 2006

In FY 2006 we will review the whole organization to make targets and responsibilities even clearer, change the color of uniforms for the employees in the Quality HQ to white, and continue our strict, uncompromising attitude towards quality.



Evaluation tests at the Development Testing Center



Accuracy inspection for machined workpieces



## › Pursuit of customer satisfaction

At Mori Seiki, we consider "Customers' requests are all demands for quality," and we are doing our utmost to improve the quality of our service as well. As part of our efforts, in FY 2005 we started calling our customers to obtain feedback. We will continue to do this in FY 2006, in order to hear the customers' opinions, to fix problems and to increase the level of customer satisfaction.

› A lateral organizational structure, with the Quality HQ in the center



Design quality
Manufacturing quality
Quality HQ
Quality of purchased goods
Service quality
Customer


We reflect our customers' opinions in our products and services, in order to improve quality.

### ① Contacting customers just before one year after delivery

One month before the customer's 1-year warranty expires, we check to see if there is anything we can do or if the customer has any complaints. We have established a system in which complaints or requests from customers are swiftly passed on to the appropriate departments, which take the necessary action. We make sure that we check in with dissatisfied customers again one month later, to see if the situation has improved. As a result of these efforts, we receive requests from about 10% of our customers, and we respond immediately.

### ② Contacting customers after the acceptance inspection

Sales are recorded on an acceptance basis, and in February 2006 we started investigating if our customers were completely satisfied with the acceptance inspections they received. As a result, about 8% of customers had requests after the acceptance inspections. Therefore, we established a system in which the appropriate departments take action for these requests immediately, through the Quality Improvement Committee.

In FY 2006 we will continue our efforts to raise the level of customer satisfaction, with the aim of keeping the customer complaints/requests ratio below 5%.

## › Quality in design

The Development Department is mainly responsible for upstream processes, and makes intensive efforts to improve quality. In particular, they held repeated and thorough discussions and experiments for a whole year to ensure that the designs for spindles, which are the heart of the machines, were robust. Also, in order to implement perfect quality assurance during the development process, we carry out correction, prevention and standardization for problems which have occurred in the field, and conduct checks on every single one of our newly developed models and on the first products after design changes. As a result, the number of machines which had problems within one month after delivery was reduced by 27.5% (18.9 machines/month) compared with FY 2004. In FY 2006, we have made the design inspection (MDR) process stricter when deciding whether to move new models to mass-production, and widened the conditions of approval to include not only completing the design inspection, but also providing complete sales and service manuals and maintenance parts. The strengthened spindles went into mass production in 2006, and with a product life of over 20,000 hours, they offer high reliability.



Design using 3-D CAD



Strengthened spindles through integrated production

## › Quality in production

We go through all the problems caused during manufacturing and the errors found during the product inspection process, even to the level of checking who the operators were, and find out the real causes. Also, by making "Let's talk with figures not with vague expressions" our slogan, we are committed to measuring everything. What's more, we place heavy emphasis on the Quality Plan Sheets (QR Process Sheet, Operation Standards Form, Check Sheet) which determine the quality of the manufacturing process, and conduct quality audits. As a result, we were able to reduce the number of machine breakdowns within one month after delivery by 54.2% (average 7.3 breakdowns/month) compared with FY 2004, and the number of points discovered during product inspections to an average of 1.77 points per machine (2.45 points/machine for FY 2004). During FY 2005 we gave priority to production and shipment, but now we have a strict rule that machines which have not been through a 100-hour running test may not be shipped, taking a tough, uncompromising attitude to achieve high quality.



Inspection before shipment using laser measurement



Inspection of positioning accuracy and repeatability using a laser measuring device



Yoshitsugu Shigeta

Managing Director
Sales & Marketing HQ
S&P Department
General Manager



# Service & Parts

**In order to maximize the operating rate of the 160,000 Mori Seiki machines running at customers' factories in 67 countries, Mori Seiki pursues "perfect quality" in terms of service.**

## > Quality of service

As a partner to improve customers' productivity, we strive to repair their machines as quickly as possible to maximize their machines' operating rates. Mori Seiki's maintenance service system, which consists of Service Centers, Technical Centers and Parts Centers, offers our customers high-quality, high-speed service throughout the world.

### > Service flow

Mori Seiki has been providing our customers with 24-hour a day, 365-day a year telephone support well ahead of our competitors. We have established our own unique service flow to reduce the total repair time, and are developing an effective system to raise our customers' machine operating rates.



A problem occurs
Customer
Service Centers
Requests for parts
Requests for repairs
Parts Centers
Parts shipment ratio within 24 hours over 90%
Technical Centers
Dispatching personnel quickly using a GPS system
70% of problems are solved over the phone by our specialists in each model
On-site repairs
Machine recovery



## › Mori Seiki's global service network


Birmingham
London
Paris
Toulouse
Spain
Düsseldorf
Moscow
Prague
Stuttgart
Beijing
Tianjin
Wuhan
Chongqing
Guangzhou
Thailand
Malaysia
Indonesia
Singapore
Sydney
Melbourne
Korea
Japan
Shanghai
Sales HQ in China
Taipei·Taichung
Hong Kong
Shenzhen
San Francisco
Los Angeles
Dallas
Detroit
Chicago
Boston
New Jersey
Cincinnati
Charlotte
●Overseas subsidiaries ■Overseas offices ◉Parts Centers

### › Service bases

| | Europe | Asia·Oceania | Japan | North·South America |
|---|---|---|---|---|
| Service Centers · Parts Centers | Stuttgart France | Singapore Shanghai | Iga Chiba | Dallas |
| Technical Centers | 14 locations | 24 locations | 40 locations | 15 locations |
| Engineering Departments | Stuttgart | — | Nagoya | Chicago |
| Die and mold machining | Stuttgart Milan | Singapore Dongguan | Iga | Chicago Dallas |

## › Service Centers

At our Service Centers in Iga and Chiba, which are the bases for all the service calls in Japan, we have experienced technicians who are specialists in each model to answer customers' questions 24 hours a day, 365 days a year. We store information about the customer, their machines, their repair history, etc in our database, so that we can take the shortest route to solve the customer's problem. We also introduced remote support systems on the Internet, such as "MORI-NET Global Edition," and our Service Centers' telephone support problem-solving ratio currently exceeds 70%.





Left: A Service Center, which can be accessed toll-free 24 hours a day, 365 days a year
Right: Our remote support system using the Internet, "MORI-NET Global Edition"

## › Parts Centers

Our people in charge will arrange the shipment of replacement parts as soon as we receive the request from the customer. We have achieved a parts shipment ratio within 24 hours of over 90%, using the CSS-Net on-line parts search/order system. In 2006, we established a new Parts Center in Shanghai. This will make it possible for us to provide replacement parts faster than ever.



A Parts Center

## › Technical Centers

The service personnel working at our Technical Centers will visit the customer's factory as soon as they receive instructions from our Service Centers. They will extract the customer's technical information and service history using an information terminal, and report their operating status back to the Service Center. By merging the instruction systems and the information sources, we have achieved a swift and flexible field service.



A service van from the Stuttgart Technical Center



A service van equipped with an information terminal



Naoshi Takayama
Development & Manufacturing HQ
Executive Officer
(Development)

# Product Strategies

**At Mori Seiki, based on our philosophy "Every outcome depends on the concept," we always consider the investment effects for our customers, and conduct product development which puts the basic concept designs first.**

## › Review of activities for FY 2005

During FY 2005, we introduced the NT Series, with machining ability which overturns conventional wisdom about multi-axis machines. This Series received high praise and many orders as soon as it was released, and won one of the "2005 Nikkei Superior Products and Services Awards." Now, with the introduction of the NV/NH Series of vertical/horizontal machining centers with DCG™ theory and the NL Series of NC lathes featuring the revolutionary turret with a built-in motor, we have extended the N Series to the entire multi-axis machine field. What's more, we have expanded our range of products in all areas, adding a new model in the NL Series, the NL3000 for long workpieces, the VS Series of high-speed bridge-type machining centers for large workpieces, the NVD1500 DCG compact machining center for dies and molds which is 1/3 the size of conventional machines, and the NZ-S1500 2-turret lathe for shaft machining.

### › Sales by product (Units: million yen)


Parts & Service, Other
9.9% [14,430]
Grinding Machines
2.9% [4,276]
Integrated Mill Turn Centers (NT)
6.7% [9,749]
Numerically Controlled Lathes
39.5%
[57,411]
Machining Centers

Total Sales 145,340

### › Trends in Orders for our Flagship Product, the N Series


(Units)
12,000
10,000
8,000
6,000
4,000
2,000
0
02.3
03.3
04.3
05.3
05.11
06.3
Orders for the N Series reach
10,000 units

① March 2002 The NV5000 was released
② September 2002 The NH5000 was released
③ September 2003 The NV4000 DCG and the NH4000 DCG with Driven at the Center of Gravity were released
④ June 2004 The NL Series with the turret with the built-in motor™ was released
⑤ September 2005 The NT Series ultimate integrated mill turn center was released



## > Comprehensive development system with 450 engineers in Japan and the U.S.A.

Mori Seiki has 450 engineers for design and development in Japan and the United States, and invests 4.6 billion yen in research and development. This is what makes us one of the best companies in the machine tool industry. We provide our engineers with many educational opportunities to improve their design skills, such as 3-month training courses at overseas Technical Centers, plant tours to the Casting Plant and other factories, lectures on elementary and intermediate design, English conversation classes, quality engineering courses, etc. In future, we will continue to strive to begin development early and to deliver even higher quality products faster, in order to respond quickly to our customers' requests and the demands of the market for greater speed and diversity in high-speed, high-efficiency machining, multi-axis machining, high-precision machining, unmanned operation, compact machines, intelligent machines, environmentally-friendly machines, etc. Our department will strengthen its collaboration with the Marketing Department, and continue to reduce the development time by improving the efficiency of the design processes, standardizing important components and digitizing designs using IT.



The Iga Development Center, which houses approximately 200 employees

## > Future product development

In future, we will continue to develop new products to meet customer demand, and will make regular changes to our flagship models to provide our customers with cutting-edge machines. By developing machines with outstanding quality and reduced costs, we are confident that we will be able to achieve our medium-term management plan, Mori-568PLAN. In FY 2006, we will release a stream of new products, including the Dura Series (machining centers, lathes) with superior cost performance, large lathes, vertical machining centers, 5-axis control machining centers, machining centers for production lines, etc. Please look forward to them.



A meeting with customers to discuss details



Digital design using IT

## > Review of Products for FY 2005

**2nd Quarter (July-September)**

- The NT Series of ultimate integrated mill turn centers was released

The ultimate integrated mill turn center, the NT Series, which combines the milling ability of the NH Series of horizontal machining centers and the turning ability of the NL Series of CNC lathes.

- The MAPPS III 3rd-generation operating system was born

We not only improved the machines' performance, but their operability as well.

**3rd Quarter (October-December)**

- Orders for the N Series reached 10,000 units
- The NVD1500 DCG received the "2005 Good Design Award"
- Our new products, the NZ-S1500, the VS8000 and the VS 10000 were released

**4th Quarter (January - March)**

- The NT Series received one of the "2005 Nikkei Superior Products and Service Awards"
- We started accepting orders for our new products, the NL3000/2000 and NL3000/3000



NT4200 DCG





MAPPS III



NVD1500 DCG



NZ-S1500





NT4200 DCG

At Mori Seiki's Development and Manufacturing HQ, each department is assigned to a product group and is responsible for everything from development and design to manufacturing and assembly. Since information sharing has become faster and smoother, we can develop products with higher precision and quality.



NT4250 DCG


The NT Series of Ultimate Integrated Mill Turn Centers
·"The 2005 Nikkei Superior Products and Services Awards/Nihon Keizai Shimbun Awards for Excellence" sponsored by Nihon Keizai Shimbun



Multiple processes are integrated into a single machine, achieving machining ability surpassing that of machining centers and lathes. It can accommodate a large variety and complexity of workpiece shapes and materials, dramatically improving our customers' productivity.



> POINT ①
An axis stroke which allows a ϕ125 face mill to pass through.

> POINT ②
Simultaneous machining using both a tool spindle and a turret with a built-in motor, which improves machining efficiency.

## > NT Department

The NT Department is based at the Chiba Campus, and is in charge of the development and manufacture of our integrated mill turn centers. The department released the NT Series, the ultimate integrated mill turn center which offers completely new value, in September 2005 and started accepting orders worldwide. The NT Series is a new concept machine, which incorporates all the technologies from Mori Seiki's N Series machines, including DCG™ theory, with no hesitation or compromise, and was created after exhaustive reseach on our customers' needs and an extensive review of the performance which is demanded of multi-axis machines. It has been highly praised by customers ever since its release. Also, in January 2006 we established the Chiba No. 2 Plant, a specialist machining factory next to the Chiba No. 1 Plant, to aid mass production of the NT Series. The Chiba Campus is now about the same size as the Nara Campus, and they are both capable of doing everything from machining to assembly. Please look forward to our activities at the Chiba Campus.



## > NL Department

The NL Series, which was released two years ago, has already reached delivery results of more than 4,000 units, thanks to steady increase in demand both in Japan and overseas. We have added two machines with distances between centers of 2,000 mm and 3,000 mm to the Series, making it even more attractive. Our turret with a built-in milling motor has received high praise, and about half of the orders for NL machines have been with Y-axis specifications. This market evaluation assured us that this series is able to provide high productivity to customers in the multi-axis machining industry, in line with our development goal. Based on our medium-term management plan, Mori-568PLAN, in FY 2006 the Assembly Section has been striving to achieve reduced production lead time for the NL Series through cell production, and to improve the quality of products. At the Design Section, we are now in the process of developing an NZ Series which is capable of machining small parts from bar material at maximum speed. We are aiming to produce a machine which is capable of continuous machining of Process 1 and Process 2, and to reduce machining time by 20% compared with the ZT Series by adding a milling function to all turrets. We will continue to manufacture products which satisfy our customers and help them improve their profitability.




NL2500MC

Development of a turret with a built-in milling motor for NC lathes
- The "2004 JSME (Japan Society of Mechanical Engineers) Medal for New Technology"

The high-rigidity, high-precision CNC lathe, NL Series
- The "34th Machine Design Award (Japan Machine Tool Builders' Association Award)" sponsored by the Nikkan Kogyo Shimbun


NV6000 DCG

NVD1500 DCG
- The "35th Machine Design Award (Distinctive Merit Award)" sponsored by Nikkan Kogyo Shimbun
- Good Design Award 2005

NV4000 DCG
- The "46th Best New 10 Products Award" sponsored by Nikkan Kogyo Shimbun

Development of a high-precision machining center with DCG™ (Driven at the Center of Gravity)
- The "24th Technology Development Award from the Japan Society for Precision Engineering"

## > NV Department

At the NV Department, we develop and manufacture vertical machining centers. The NV5000α1, the first model in the N Series, has been a big hit, with more than 4,000 units sold. It still maintains a monthly production of 100 units, proving to be a strong cornerstone of our order activities. We also developed Driven at the Center of Gravity (DCG™) theory, and the NV4000 DCG and the NV1500 DCG, which were launched last year, boast high speed, high precision and high productivity in the die and mold and parts machining industries, and have received high praise from our customers. In FY 2006 we have completed the development of a new machine in our DCG line-up, the NV6000 DCG with a 600 mm Y-axis stroke, and it is now in the process of mass production. As for assembly, we have improved manufacturing quality and reduced production lead time for the NV Series through the cell production system and perfect parts preparation, establishing a system which meets the demand for shorter delivery times. The NV Department will continue to do our best always to be No. 1 in quality, cost and delivery time, to manufacture machines which will increase our customers' profitability, and to become Global One.



## › NH Department

The NH Department develops and manufactures horizontal machining centers. We have released many horizontal machining centers with DCG™ technology, from the NH4000 DCG to the NH8000 DCG, which offer high-speed, high-precision machining with superior surface quality to meet the needs of the era, and have received high praise and support from our customers. In addition to the outstanding performance of these machines, they have a high degree of completion in all aspects, with a wide variety of peripheral equipment and systems, high compatibility of applications systems and efficient support for fixtures. In response to many requests from customers, we will continue development of the NH Series, and make it the standard model for the 21st century. Our whole staff are firmly convinced that we can achieve Global One with this Series.

NH4000 DCG
• The "46th Best New 10 Products Award" sponsored by Nikkan Kogyo Shimbun





NH5000 DCG

## › NX Department

At the NX Department, we develop and manufacture lathes and machining centers for mass production parts machining. This year, we are going to make NX machines, which were developed to revolutionize mass production lines for small parts, into a series. We will release the NXH2000 DCG, the NXV2000 DCG and the NXT2000 DCG, vertical and horizontal machining centers and a lathe which are all the same size, as well as a vertical and horizontal machining center one class larger, the NXH3000 DCG and the NXV3000 DCG. We are also planning to expand the range of our lathes by the end of this year, by adding a long-type NZ-S machine with a distance between centers of 1,000 mm, which is the most suitable for shaft machining, to the NZ-S1500 compact 2-turret shaft lathe. What's more, the NMV5000 DCG 5-axis control machining center with a new structure is due to be launched in autumn 2006. Please look forward to the stream of new models which will be released by the NX Department.



NX2000 DCG system




DuraVertical 5060
DuraTurn 2050

## > Dura Department

The Dura Department was established in February 2005, as the sixth Mori Seiki department to hold both development and manufacturing functions. After development and inspection lasting sixteen months, we released the vertical machining center, the DuraVertical, and the 2-axis lathe, the DuraTurn, in June 2006. These machines have strong basic performance, and offer stable, high-precision machining with few breakdowns at a reasonable price. The machines which we develop and manufacture have been created by paying attention to every detail from the development stage, right down to single bolts, in order to build a production system which integrates all of Mori Seiki's innovations since 2001, such as the cell production system and auto campsite system. The Dura Department will continue to do our best to manufacture machines which will satisfy our customers. Please watch out for the future evolution of the Dura Series.

### > A new value called Dura

Durable: Long-lasting
Universal: Versatile
Reliable: Less downtime
Affordable & Accurate: High precision at a reasonable price

## > Control Design Department/DTL

Our integrated mill turn centers and multi-axis machines now have the 3-D interference checking function, thanks to the introduction of the MAPPS Ⅲ operating system. This function runs 3-D data for the main components such as spindles, workpieces, chucks, tools, etc on MAPPS, and automatically stops the machine if it detects any interference. We have also released MORI-AP, an automatic programming software for PCs which is compatible with MAPPS, allowing easy programming either at the machine or from your desk. For multi-axis machines, many customers used to use commercial CAM systems which needed postprocessors, but since mori seiki has started joint development of standardized postprocessors with the main CAM manufacturers, we will be able to offer CAM systems which can be started and run right away. As for the control devices, we use DD motors for the tables on our horizontal machining centers, for the tool spindles' rotary axes on our integrated mill turn centers, and for the A and B axes on the 5-axis control machining centers. The table on our latest NMV5000 DCG will have a maximum speed of 1,200 $min^{-1}$. What's more, the NL Series and the NV6000 DCG will soon be equipped with a new thermal displacement compensation function. It will measure the structure's thermal displacement caused by changes in the ambient temperature or by heat from the ball screws or motors with the heat sensors mounted on the beds and columns, predict the amount of deformation in real time, and adjust the position of the spindle and turrets. We will continue to develop innovative technologies which will be at the core of Mori Seiki products. Please look forward to them.


MAPPS Ⅲ



Koji Okura

Managing Director
Engineering HQ Executive Officer

# Engineering System

Everything from solving customers' technical problems, turnkey systems and peripheral equipment to accuracy, fixtures and tools. The Engineering HQ will respond to all the problems concerning customers' machining quickly and accurately.

## > Review of activities for FY 2005

The Engineering HQ is a technical support contact for all sales processes for machine tools, from technical proposals, inspections of machining time, quotations and test machining before the contract to run-off machining, training at the time of delivery and acceptance inspection afterwards. In line with our basic business motto, "Quickly and Accurately," we established Engineering Departments at our sales bases in Europe and the Americas, and have been making efforts to activate them. Concentrating on the showrooms in these regions, we installed the NT Series of integrated mill turn centers, which was released to respond to the current needs of the market, in order to emphasize our proposals and machining which demonstrate the maximum performance of our machines. Also, we have been narrowing down the specifications for turnkey projects and systems, which have horizontal machining centers at their core, as well as receiving orders and providing early acceptance inspections. As a result, we have seen the effects of our technical support. On the other hand, we have also strengthened the ongoing technical support for Thailand, Indonesia, China, etc. Through this close relationship, we are certain that we have contributed greatly to maximizing the performance of our customers' machines, and as a result, to improving the confidence that they have in Mori Seiki machines.

## > Future challenges and targets

Customers are looking for mass production of parts while maintaining accuracy, reduced running costs, short delivery times for multiple-item, small-lot production and high-precision parts, etc, and their needs have been growing more diverse every year. The Engineering HQ must continue to offer proposals which improve the performance of customers' machines by reducing the costs, which are the denominator, through selecting the best specifications, while using various methods to increase the outcomes, which are the numerator. Since machines are likely to become more complicated at an even faster rate, Mori Seiki is going to release our NM Series, consisting of two models with 5-axis control, the NMV and the NMH, to the multi-axis machine market in addition to the NT Series. We will also do our best to do test machining more promptly, and to establish an educational system to teach customers how to start operating and programming our machines quickly. During FY 2006, we set up MTL (Machining Technology Laboratory) in the U.S.A. and Japan, not only to propose ways to improve efficiency by changing machining conditions, but also to develop innovative technologies through new machining methods. We will also cooperate closely with tool and peripheral equipment manufacturers, large customers and universities, and will position this as a "seize" strategy to develop advanced methods. We think both overseas customers and customers who wish to develop their businesses globally have mutual goals, which are to reduce completion time for their products and to increase their business chances. In future we will work together even more closely with our customers, and will continue to provide them with the best proposals quickly and accurately.



## > Global engineering system

We have Engineering Departments with high levels of specialist knowledge in three places, Chicago, Stuttgart and Nagoya. We have also established Technical Sales Teams and Machining Technology Teams at campuses in Japan, to act as contacts for technical support for the entire sales process, from technical proposals to submission of estimates, contracts, run-off machining, delivery and acceptance inspections.

### > America Engineering Department


Chicago





**GREGORY HYATT**
MORI SEIKI U.S.A., INC.
Vice President
MTL Department

**MARK H. MOHR**
MORI SEIKI U.S.A., INC.
Vice President
America Engineering Department

### > Europe Engineering Department


Stuttgart



**RALF RIEDEMANN**
Engineering HQ
General Manager

### > Japan Asia Engineering Department


Nagoya



**Hidefumi Shirotori**
Director
Engineering HQ
Vice Executive Officer

## > Support system

**> Provides consistent support for building the optimal systems**

With issues such as the aging of outdated equipment, revision of production techniques, increased production systems and new approaches, our staff listen directly to customers' wishes handling both documentation and samples.



Through continued testing, we decide the optimal system requirements.




Consultations
Development Department
Response to enquiries
Manufacture
Proposals
Specifications decided
Design
Manufacture and assembly
Validation and evaluation
Run off
Installation startup verification
●Tooling concept and design
●Time studies (determining machining methods and time)
●Quotations ●Setting of delivery period ●System concept
●Test machining ●Creation of specifications
●Arrangements with development and production departments
●Establishment of a schedule
●Development and modification of machines
●Design of auxiliary equipment and devices
●Tooling design
●Control system construction
●Startup verification
●Machining implementation
●Workpiece verification
●Extraction of defects
●Shipment and delivery arrangements
●Completion inspection
●Creation of a programming report
●Machining and continuity tests
●Prior submission of machining data



**Hiroaki Tamai**

Director
Administrative HQ Executive Officer



# Administrative Systems

**At Mori Seiki, we have been concentrating on the establishment of internal control systems and the development of human resources, with the Administrative HQ as a core department. Mori Seiki, will continue to cultivate an open corporate culture and to grow with the aim of becoming Global One.**

## > For FY 2006

In FY 2006, we will strive to establish an internal control system, as the most important measure for fulfilling Mori Seiki's corporate governance. The purposes of the internal control system are:

① To guarantee the effectiveness and efficiency of work
② To ensure the reliability of financial reporting
③ To comply with all relevant laws and regulations
④ To protect the company's assets

What's more, we should consider it not as something which is finished once it is established, but as a system which should be constantly reviewed and amended to improve its quality. In other words, this is management itself. In FY 2006, we will do our utmost to establish the internal control system relating to financial reporting. As for legal compliance, we will continue to make the prevention of the export of Mori Seiki products to countries which sponsor terrorism or which are in the middle of disputes, or to customers who are engaged in the manufacture of weapons of mass destruction, our top priority. We are committed to maintaining an open corporate culture based on contact, reporting and consultation, in order to build a climate in which all employees work in line with our code of conduct and in which information is always conveyed quickly and accurately to senior management.





Next, there is a saying that "A company's most valuable asset is its staff," and Mori Seiki's future depends on how many talented employees we can cultivate. First, in October 2006 we are going to establish the Mori Seiki University and start a systematic educational program to help our employees and our distributors' employees who are involved in sales, customer support and service to improve their sales and technical skills. Also, for Mori Seiki employees, we will provide executive education and training for the next-generation management, to reinforce our human resources on a consolidated basis.



## › Internal control

In June 2006 the Financial Instruments and Exchange Law (Japan's equivalent of the Sarbanes-Oxley Act) was passed by the Diet, and from FY 2008 listed companies will be required to establish internal control systems for financial reporting. Reflecting the importance which we place on the reliability of financial reporting, we established a specialist team of seven people in the Internal Auditing Department in October 2005, before the bill was approved, to start the documentation of workflow, with the aim of putting our system in place one year before it is required by law. Mori Seiki places a high priority on financial transparency for shareholders, and we will continue to invest our management resources to prepare our system.

## › Human resources development and the establishment of the Mori Seiki University

Outstanding production starts with outstanding personnel. As part of our efforts to become Global One, Mori Seiki is devoting itself to developing our human resources, not only for the purpose of acquiring knowledge and skills, but also to create even better members of society and international citizens. Improving the professional skills and management ability required for each employee's business development is essential for our growth as a company and for the realization of our management philosophy. At Mori Seiki we will allocate about 1% of our annual sales to employee education for the purpose of self-actualization, so that individuals can display their own abilities and discover their own potential through their work. We offer various training programs to suit our employees' schedules, and we also adjust their work environment and the personnel system towards this end. In October 2006, we will establish the Mori Seiki University in the U.S.A. (Chicago) and Japan (Tateshina in Nagano). We are always working to further improve the quality of our sales, service and support.



Technical training

## › Human Resources Development Center

At the Human Resources Development Center at the Iga Campus, we always have more than twenty models of new and older machines for training, as well as the latest 3-D measuring equipment in the Measurement Training Room. We are continually holding a variety of training programs in manufacturing, applications and technical training for employees and distributors both in Japan and overseas, to improve the quality of our business, products and service. We also run a range of schools to teach our customers' machining technicians. Throughout the world, we are working to develop excellent human resources by providing people with plenty of know-how to increase their skills and knowledge.







Human Resources Development Center

Mori Seiki believes that in order to achieve Global One status, our most important management resource is our "talent." We are cultivating a large number of employees who possess high levels of knowledge and skill and conducting an active recruitment policy, as the driving force behind our business activities.



## > Certified Skilled Workers

Certificates are awarded to technicians who can make the most of their superior skills to do things which machines cannot, and who can produce high-precision, high-quality products.

### > General Machine Instrument Manufacturing (Machining)


Yoshio Suzuki


Kazuo Nishioka


Yoshiki Otawa


Tatsuyoshi Ogura


Hisao Harada


Tatsuaki Yamashita


Yasuhiro Higashi


Takashige Omura

### > Automobile Manufacturing (Machining)


Kazuo Kuromatsu

### > General/Precision/Electrical Machine Instrument Maintenance (Machine Tool Maintenance)


Fujio Kumagai


Takayuki Miyazawa


Kanji Tanaka

### > General Machine Instrument Manufacturing (Finishing)


Iwao Kawamori


Syoji Ueda



> Number of people who have passed Trade Skills (Advanced)

| Qualification | Number of people |
|---|---|
| Trade Skills - Machining (Advanced) | 13 |
| Trade Skills - Machine Inspection (Advanced) | 8 |
| Trade Skills - Finishing (Advanced) | 1 |
| Total | 22 |

> Number of people who have passed Trade Skills (Level 1)

| Qualification | Number of people |
|---|---|
| Trade Skills - Machining (MC operation) (Level 1) | 206 |
| Trade Skills - Machining (Milling Machine operation) (Level 1) | 3 |
| Trade Skills - Machining (NC lathe operation) (Level 1) | 57 |
| Trade Skills - Machining (Boring Machine operation) (Level 1) | 1 |
| Trade Skills - Machining (Surface Grinding Machine operation) (Level 1) | 1 |
| Trade Skills - Machine Inspection (Level 1) | 150 |
| Trade Skills - Machine Diagrams (Level 1) | 4 |
| Trade Skills - Machine Maintenance (Level 1) | 173 |
| Trade Skills - Machine Maintenance (Equipment diagnosis) (Level 1) | 3 |
| Trade Skills - Machine Maintenance (Electrical maintenance) (Level 1) | 8 |
| Trade Skills - Metal Heat Treatment (General heat treatment) (Level 1) | 96 |
| Trade Skills - Metal Heat Treatment (High-frequency/flame heat treatment) (Level 1) | 4 |
| Trade Skills - Pneumatic Equipment Assembly (Level 1) | 3 |
| Trade Skills - Finishing (Machine assembly finishing) (Level 1) | 9 |
| Trade Skills - Hydraulic Equipment Adjustment (Level 1) | 13 |
| Total | 731 |

> Number of people with scores of 800 or above in TOEIC

| Score | Number of people |
|---|---|
| 950~ | 15 |
| 900~ | 11 |
| 850~ | 19 |
| 800~ | 28 |
| Total | 73 |

> Number of people with Technical Qualifications

| Qualifications (Technical) | Number of people |
|---|---|
| Professional Engineering (PE) | 3 |
| CMfgE | 10 |
| CMfgT | 89 |
| Machine Design Technology (Level 1) | 6 |
| Machine Design Technology (Level 2) | 4 |
| Machine Design Technology (Level 3) | 1 |
| Total | 113 |

> Number of people with Doctorates, Master's Degrees

| Degree | Number of people |
|---|---|
| Doctorate | 27 |
| Master's Degree | 105 |
| Total | 132 |



Makoto Fujishima

Managing Director
Doctor of Engineering
Information Technology HQ Executive Officer



Activities of the

# Information Technology HQ

At the Information Technology HQ, we have been striving to improve the competitiveness of the company and to create added-value for our machines, both in system design and product design.

## › Establishment of the Information Technology HQ

In June 2006 the Information Systems Department, which develops and operates the internal systems, the Control Design Department, which develops the software and hardware for control-related product designs, and DTL (Digital Technology Laboratory), which develops cutting-edge technologies in California, U.S.A., became an independent organization called the Information Technology Headquarters. Until then, the Information Systems Department had mainly been developing systems for use within the company. Now, however, it is inevitable that the Information Systems Department collaborates with the software development departments, since we frequently use MORI-NET to manage the production status of machine tools through the Internet, and some of the CAM software used in our machining departments is designed at DTL. For this reason, our main focus at the Information Technology HQ is now to dramatically improve efficiency in both system design and product design.

## › Activities

The Information Systems Department uses network technologies to transmit information quickly at low costs for our globally developing company. We build efficient systems so that Mori Seiki can sell our products worldwide even though we only produce them in Japan, and will be able to achieve our medium-term management plan, Mori-568PLAN. At the Control Design Department and DTL, we are developing new control systems and state-of-the-art technologies which add value to our products and can also be used within our company. For example, our MAPPS operating panel for machine tools has received high praise for its automatic conversational programming function, NET function and setup support function, and has become one factor in repeat purchases. MAPPS Ⅱ, which was released in 2006 and took over from MAPPS as a third-generation operating software, is equipped with a 3-D interference checking function which is specifically designed to improve the safety of the integrated mill turn center. The MORI-NET operating system, which was released in July 2004, has been installed on 5,000 machines at our customers' factories, and has proved the advantages of the remote monitoring and remote maintenance functions. Also, we released a horizontal machining center with a table driven by DD motors in 2004, well ahead of our competitors, and have already shipped more than 800 units. We are currently developing DD motors not only for our horizontal machining centers, but also for our 5-axis machining centers and integrated mill turn centers. We will raise the value of our products even higher by developing these technologies as our core competencies and by launching new technologies continuously. We will strive to develop our activities as a new headquarters, to be able to give results which satisfy our customers.



## DTL (Digital Technology Laboratory)

At DTL, which is based in Sacramento in California, U.S.A., we develop application systems for programming, simulation software, postprocessors, CL engines, etc. We also develop and analyze machine tools' elemental technologies, such as dynamic analysis. DTL works as Mori Seiki's IT front line.





950


DTL (Sacramento, California, U.S.A.)

### 24-hour development system utilizing the time difference between Japan and the United States.

At Mori Seiki's Design and Development departments, we promote a Japan-America two-polar system consisting of DTL and the design teams in Japan. The design data created in Japan is sent to DTL in the United States, and is inspected using various analytic methods. This is a 24-hour development system which uses the time difference between Japan and the United States efficiently. It has allowed us to dramatically reduce development time and to guarantee the best possible machine structures.

### Dynamic analysis

This is an analytical method which expresses the movement of structural parts as a series of differential equations, examines changes over time by repeated calculations involving thousands or even tens of thousands of steps, and conducts numerical simulations of the machine's vibration.

**Analysis by DTL**
- Thermal displacement analysis
- Analysis of natural vibration frequency
- Fluid analysis
- Acceleration/deceleration tests
- Vibration tests







## Control Technology Department

The department develops unique operating systems which act as an interface between humans and machines. We develop a wide variety of control technologies to revolutionize customers' production sites, such as the MAPPS Ⅱ third-generation operating panel, the network technologies and remote maintenance services which spread from it, cell control systems, tool management systems, DD (Direct Drive) motors, etc.







Morikuni Uchigasaki

Director
Accounting/Finance HQ Executive Officer



Activities of the
# Accounting/Finance HQ

**The Accounting/Finance HQ will send accurate information more quickly by introducing the global accounting system and by reinforcing its personnel and organization.**

## › Establishment of the Accounting/Finance HQ

The Mori Seiki Group, which conducts business activities globally, has many sales bases all over the world, and is determined to work on sales activities day and night in order to respond speedily to customers' demands. The Accounting/Finance HQ was established on April 1, 2006, with the purpose of understanding and managing the situation of the Head Office and Group companies in Japan and overseas subsiduaries more quickly and accurately, as "accounting and finance information on a consolidated base," and making swift and competent management decisions. Strengthening the accounting and finance functions is one of the top priorities in our medium-term management plan, Mori-568PLAN, which has been our driving force since FY 2005, and the establishment of this new organization proves that we are committed to it.





## › Activities

At the same time as the founding of our new headquarters in April 2006, we started the operation of the global accounting system at our Head Office and at Group companies in Japan and in Europe, by making the Nagoya Head Office the core of all the Mori Seiki Group companies in the world. We are planning to start using it at the remaining subsiduaries in the United States, Asia and Oceania in the autumn of 2006, aiming to operate a centralized worldwide system by the end of this fiscal year. We are sure that this global accounting system will help us to obtain and manage reliable accounting information quickly, introduce more advanced management accounting, speed up our business operation, and greatly contribute to raising the level of our business. Also, in addition to the new accounting system, since we were made an independent headquarters, we have been able to reinforce our human resources and organization. This has enabled us to procure and invest funds more globally, dynamically and efficiently, to support sales activities and to strengthen risk management. It also helped us with appropriate handling of international tax management, stricter internal controls and legal compliance, promotion of disclosure, etc. The Accounting/Finance HQ will continue to do our utmost to strengthen both the system and the organization, as well as to adapt ourselves to the dramatic changes in the global environment, and to increase the corporate value of the Mori Seiki Group.

# Organizational Structure



Auditing
The Board Of Directors
Export Control
Committee For Disclosures and Standards
President
Administrative HQ
Corporate Planning Department
Marketing Strategy Department
Internal Auditing Department
Legal Department
Personnel Department
Human Resources Development Center
General Affairs Department
Accounting/Finance HQ
Finance Department
Accounting Department
Information Technology HQ
Information Systems Department
Control Design Department
DTL
Purchasing SCM HQ
Production & Shipment Planning Department
Purchasing Department
Mori Seiki Trading
Sales & Marketing HQ
Domestic Sales Department
Strategic/Large Account Department
America Department
Europe Department
Asia Pacific & Strategic Growth Department
S & P Department
Mori Seiki Techno
Development & Manufacturing HQ
Development Planning Department
Development Management Department
Production Planning Department
Manufacturing Technology Department
Material Laboratory
NL Department
NV Department
NH Department
NX Department
DURA Department
NT Department
Chiba Plant Machinery Department
Electrical Circuit Department
Fixture/Peripheral Device Department
Iga Plant Machinery Department
Spindle Unit Department
Nara Plant Machinery Department
High-Precision Machining Laboratory
Engineering HQ
Japan Asia Engineering Department
America Engineering Department
Europe Engineering Department
MTL
Machining Technology Department
Quality HQ
Quality Assurance Department

# Board of Directors

| | |
|---|---|
| Masahiko Mori | ① President Dr. Eng. |
| Hiroshi Mizuguchi | ② Vice President |
| Kazuyuki Hiramoto | ③ Senior Executive Managing Director Dr. Eng. |
| Takeshi Saito | ④ Senior Executive Managing Director |
| Koji Okura | ⑤ Managing Director |
| Hiraku Nakata | ⑥ Managing Director |
| Makoto Fujishima | ⑦ Managing Director Dr. Eng. |
| Yoshitsugu Shigeta | Managing Director |



| | |
|---|---|
| Hiroaki Tamai | ⑧ Director |
| Takahiro Kobi | ⑨ Director |
| Yasunori Hamabe | ⑩ Director |
| Hidefumi Shirotori | ⑪ Director |
| Toyofumi Nishio | ⑫ Director |
| Morikuni Uchigasaki | ⑬ Director |
| Norihide Maeda | ⑭ Director |
| Kyoji Umeoka | ⑮ Standing Statutory Auditor |
| Koji Kageyama | ⑯ Standing Statutory Auditor |
| Katsuhiko Maehori | ⑰ Statutory Auditor Lawyer |
| Yasuo Noishiki | ⑱ Statutory Auditor |
| Takashi Nakanishi | Statutory Auditor |



# Financial Information

# CONSOLIDATED FINANCIAL HIGHLIGHTS Ⅱ

## › Sales by Products

| Fiscal Year | | MC | NC LATHES | MT SERIES | GRINDING MACHINES | PARTS | SERVICE | OTHER | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| 2002.4.1～2003.3.31 | | 27,494 | 22,434 | 5,081 | 1,478 | 5,205 | 1,224 | 948 | 63,864 |
| | | 43.1 % | 35.1 % | 8.0 % | 2.3 % | 8.1 % | 1.9 % | 1.5 % | 100.0 % |
| 2003.4.1～2004.3.31 | | 38,010 | 30,658 | 7,772 | 2,210 | 5,835 | 1,879 | 1,193 | 87,557 |
| | | 43.4 % | 35.1 % | 8.9 % | 2.5 % | 6.6 % | 2.1 % | 1.4 % | 100.0 % |
| 2004.4.1～2005.3.31 | | 55,412 | 42,929 | 7,945 | 2,846 | 9,245 | 2,403 | 1,386 | 122,166 |
| | | 45.4 % | 35.1 % | 6.5 % | 2.3 % | 7.5 % | 2.0 % | 1.2 % | 100.0 % |
| 2005.4.1～2006.3.31 | | 59,474 | 57,411 | 9,749 | 4,276 | 10,282 | 2,792 | 1,356 | 145,340 |
| | | 40.9 % | 39.5 % | 6.7 % | 3.0 % | 7.1 % | 1.9 % | 0.9 % | 100.0 % |

"SOFTWARE," which had been presented as a separate segment up to the previous year has been included in "OTHER" in the current year.
"SOFTWARE" at the current year end was 56 million yen. For a year-to-year comparison, "SOFTWARE" is included in "OTHER."

(Millions of yen)



(Millions of yen)
150,000
120,000
90,000
60,000
30,000
0
02.4～03.3
03.4～04.3
04.4～05.3
05.4～06.3
OTHER
SERVICE
PARTS
GRINDING MACHINES
MT SERIES
NC LATHES
MC


## › Overseas Sales

| Fiscal Year | TOTAL |
|---|---|
| 2002.4.1～2003.3.31 | 36,743 |
| | 57.5 % |
| 2003.4.1～2004.3.31 | 46,236 |
| | 52.8 % |
| 2004.4.1～2005.3.31 | 59,146 |
| | 48.4 % |
| 2005.4.1～2006.3.31 | 82,123 |
| | 56.5 % |

(Millions of yen)

・Each amount above has been included in net sales.
・Each percentage above has been calculated based on the net sales for the respective fiscal year.



(Millions of yen)
150,000
120,000
90,000
60,000
30,000
0
02.4～03.3
03.4～04.3
04.4～05.3
05.4～06.3
Domestic
Export

## Depreciation, Net Income (Loss) and Investments in Plant and Equipment

| Fiscal Year | Depreciation | Net income (loss) | Investments |
|---|---|---|---|
| 2001.4～2002.3 | 5,679 | (16,607) | 5,226 |
| 2002.4～2003.3 | 5,114 | (5,555) | 4,862 |
| 2003.4～2004.3 | 4,999 | 712 | 6,644 |
| 2004.4～2005.3 | 5,100 | 9,381 | 8,328 |
| 2005.4～2006.3 | 5,289 | 13,802 | 7,239 |

(Millions of yen)

## Estimate

| Fiscal Year | Depreciation | Net income (loss) | Investments |
|---|---|---|---|
| 2006.4～2007.3 | 5,400 | 11,200 | 6,000 |

(Millions of yen)

- Mori Seiki Co., Ltd.'s investments in fixed assets over the past five years totaled approximately ¥32,299 million.



(Millions of yen)
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
01.4～02.3
02.4～03.3
03.4～04.3
04.4～05.3
05.4～06.3
06.4～07.3
Depreciation
Investments

# CONSOLIDATED FINANCIAL HIGHLIGHTS Ⅱ

## › Five-year Summary

| | Millions of yen | | | | | Thousands of U.S. dollars |
|---|---|---|---|---|---|---|
| Fiscal Year | 2005.4~2006.3 | 2004.4~2005.3 | 2003.4~2004.3 | 2002.4~2003.3 | 2001.4~2002.3 | 2005.4~2006.3 |
| Net sales | ¥145,340 | ¥122,166 | ¥ 87,557 | ¥ 63,864 | ¥ 69,656 | $1,237,147 |
| Net income (loss) | 13,802 | 9,381 | 712 | (5,555) | (16,607) | 117,484 |
| Net income (loss) as a percentage of sales | 9.5% | 7.7% | 0.8% | (8.7%) | (23.8%) | 9.5% |
| Selling, general and administrative expenses | 39,060 | 30,865 | 24,732 | 22,755 | 19,492 | 332,483 |
| Cash dividends | 3,677 | 1,761 | 883 | 445 | 450 | 31,299 |
| Total assets | 162,779 | 135,631 | 122,166 | 115,123 | 113,415 | 1,385,589 |
| Shareholders' equity | 116,347 | 96,443 | 86,912 | 86,875 | 93,551 | 990,356 |
| Property, plant and equipment, net | 55,747 | 59,910 | 56,561 | 56,977 | 59,575 | 474,523 |
| Working capital | 63,333 | 40,957 | 41,239 | 23,970 | 36,728 | 539,096 |

| Per share data : | Yen | | | | | U.S. dollars |
|---|---|---|---|---|---|---|
| Net income (loss) | ¥ 153.62 | ¥ 104.94 | ¥ 7.23 | ¥ (61.96) | ¥ (178.93) | $ 1.31 |
| Cash dividends | 40.00 | 20.00 | 10.00 | 5.00 | 5.00 | 0.34 |

1. Net income (loss) per share is computed based upon the weighted-average number of shares of common stock outstanding during each fiscal year as adjusted for free share distributions.
2. Cash dividends per share are those declared as applicable to each respective fiscal year and cash dividends charged to retained earnings are those actually paid.
3. The accompanying U.S. dollar amounts have been translated from yen, solely for convenience, as a matter of arithmetic computation only, at ¥117.48 = U.S.$1.00, the exchange rate prevailing on March 31, 2006.

# CONSOLIDATED BALANCE SHEETS

## › ASSETS

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | March 31, | | March 31, |
| | 2006 | 2005 | 2006 |
| Current assets: | | | |
| Cash and deposits (Note 4) | ¥ 31,583 | ¥ 12,775 | $ 268,837 |
| Notes and accounts receivable: | | | |
| Trade | 29,962 | 27,765 | 255,039 |
| Allowance for doubtful receivables | (273) | (329) | (2,324) |
| Notes and accounts receivable, net | 29,689 | 27,436 | 252,715 |
| Inventories (Note 5) | 25,063 | 21,069 | 213,339 |
| Deferred income taxes (Note 10) | 142 | 199 | 1,209 |
| Other current assets | 2,889 | 2,220 | 24,591 |
| Total current assets | 89,366 | 63,699 | 760,691 |
| Property, plant and equipment (Note 7): | | | |
| Land (Note 12) | 21,016 | 21,672 | 178,890 |
| Buildings and structures | 64,649 | 65,360 | 550,298 |
| Machinery, equipment and vehicles | 39,913 | 40,711 | 339,743 |
| Construction in progress | 717 | 945 | 6,103 |
| | 126,295 | 128,688 | 1,075,034 |
| Accumulated depreciation | (70,548) | (68,778) | (600,511) |
| Property, plant and equipment, net | 55,747 | 59,910 | 474,523 |
| Investments and other assets: | | | |
| Investments in securities: | | | |
| Unconsolidated subsidiaries and affiliates (Note 6) | 1,211 | 1,096 | 10,308 |
| Other | 12,776 | 7,623 | 108,751 |
| Total investments in securities | 13,987 | 8,719 | 119,059 |
| Deferred income taxes (Note 10) | 26 | 5 | 221 |
| Other assets: | | | |
| Goodwill | 1,326 | 1,240 | 11,287 |
| Other | 2,327 | 2,058 | 19,808 |
| Other assets, net | 3,653 | 3,298 | 31,095 |
| Total investments and other assets | 17,666 | 12,022 | 150,375 |
| Total assets: | ¥162,779 | ¥135,631 | $1,385,589 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED BALANCE SHEETS

## > LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | March 31, | | March 31, |
| | 2006 | 2005 | 2006 |
| Current liabilities: | | | |
| Short-term bank loans (Note 9) | ¥ 1,320 | ¥ 1,370 | $ 11,236 |
| Current portion of long-term debt (Note 9) | 5,084 | 5,084 | 43,275 |
| Accounts payable | 9,698 | 8,200 | 82,550 |
| Accrued income taxes (Note 10) | 1,248 | 464 | 10,623 |
| Accrued expenses | 417 | 529 | 3,550 |
| Deferred income taxes (Note 10) | 203 | 169 | 1,728 |
| Advances received | 2,085 | 1,310 | 17,748 |
| Other current liabilities | 5,978 | 5,616 | 50,885 |
| Total current liabilities | 26,033 | 22,742 | 221,595 |
| Long-term liabilities: | | | |
| Long-term debt (Note 9) | 14,457 | 12,708 | 123,059 |
| Deferred income taxes (Note 10) | 3,359 | 1,758 | 28,592 |
| Deferred income taxes on land revaluation reserve (Notes 10 and 12) | 1,824 | 1,824 | 15,526 |
| Other long-term liabilities | 333 | - | 2,835 |
| Total long-term liabilities | 19,973 | 16,290 | 170,012 |
| Minority Interests | 426 | 156 | 3,626 |
| Contingent liabilities (Note 14) | | | |
| Shareholders' equity (Notes 11 and 19): | | | |
| Common stock: | | | |
| Authorised — 157,550,000 shares — 31st March, 2006 and 2005 | | | |
| Issued — 96,364,872 shares — 31st March, 2006 | 29,286 | - | 249,285 |
| Issued — 94,775,427 shares — 31st March, 2005 | | 28,191 | |
| Capital surplus | 42,529 | 40,932 | 362,011 |
| Land revaluation reserve (Note 12) | (4,637) | (13,172) | (39,471) |
| Retained earnings | 49,645 | 46,255 | 422,583 |
| Net unrealised holding gain on securities (Note 6) | 4,577 | 2,323 | 38,960 |
| Translation adjustments | (1,186) | (2,236) | (10,096) |
| Treasury stock, at cost: 4,433,509 shares — 31st March, 2006 | (3,867) | - | (32,916) |
| 6,725,554 shares — 31st March, 2005 | | (5,850) | |
| Total shareholders' equity | 116,347 | 96,443 | 990,356 |
| Total liabilities, minority interests and shareholders' equity | ¥162,779 | ¥135,631 | $1,385,589 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF INCOME

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, |
| | 2006 | 2005 | 2006 |
| Net sales | ¥145,340 | ¥122,166 | $1,237,147 |
| Cost of sales (Note 8) | 89,985 | 80,784 | 765,960 |
| Gross profit | 55,355 | 41,382 | 471,187 |
| Selling, general and administrative expenses (Notes 8 and 13) | 39,060 | 30,865 | 332,483 |
| Operating income | 16,295 | 10,517 | 138,704 |
| Other income (expenses): | | | |
| Interest and dividend income | 124 | 113 | 1,056 |
| Interest expense | (110) | (136) | (936) |
| Gain on sales of investments in securities (Note 6) | 917 | 0 | 7,806 |
| Foreign exchange (loss) gain, net | (292) | 54 | (2,486) |
| Retirement benefits paid to directors and statutory auditors | - | (400) | - |
| Loss on sales and disposal of property, plant and equipment, net | (980) | (100) | (8,342) |
| Loss on impairment of fixed assets (Note 7) | (609) | - | (5,184) |
| Other, net | (191) | (44) | (1,626) |
| Income before income taxes and minority interests | 15,154 | 10,004 | 128,992 |
| Income taxes (Note 10): | | | |
| Current | 1,146 | 412 | 9,755 |
| Deferred | 126 | 118 | 1,072 |
| | 1,272 | 530 | 10,827 |
| Income before minority interests | 13,882 | 9.474 | 118,165 |
| Minority interests in net income of consolidated subsidiaries | (80) | (93) | (681) |
| Net income | ¥13,802 | ¥ 9,381 | $117,484 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Number of shares of common stock | Common stock | Capital surplus | Land revaluation reserve (Note 12) | Retained earnings | Net unrealised holding gain on securities (Note 6) | Translation adjustments |
|---|---|---|---|---|---|---|---|
| | | Millions of yen | | | | | |
| Balance at March 31, 2004 | 94,775,427 | ¥28,191 | ¥40,931 | ¥ (13,576) | ¥38,208 | ¥1,527 | ¥ (2,863) |
| Net income | - | - | - | - | 9,381 | - | - |
| Cash dividends | - | - | - | - | (883) | - | - |
| Bonuses to directors and statutory auditors | - | - | - | - | (69) | - | - |
| Adjustments resulting from exclusion of subsidiaries from consolidation | - | - | - | - | 22 | - | - |
| Gain on disposition of treasury stock | - | - | 1 | - | - | - | - |
| Net change in land revaluation reserve | - | - | - | 404 | (404) | - | - |
| Net change in net unrealised holding gain on securities | - | - | - | - | - | 796 | - |
| Net change in translation adjustments | - | - | - | - | - | - | 627 |
| Balance at March 31, 2005 | 94,775,427 | 28,191 | 40,932 | (13,172) | 46,255 | 2,323 | (2,236) |
| Net income | - | - | - | - | 13,802 | - | - |
| Cash dividends | - | - | - | - | (1,761) | - | - |
| Bonuses to directors and statutory auditors | - | - | - | - | (116) | - | - |
| Issuance of new stock upon exercise of stock acquisition rights | 1,589,445 | 1,095 | 1,094 | - | - | - | - |
| Gain on disposition of treasury stock | - | - | 503 | - | - | - | - |
| Net change in land revaluation reserve | - | - | - | 8,535 | (8,535) | - | - |
| Net change in net unrealised holding gain on securities | - | - | - | - | - | 2,254 | - |
| Net change in translation adjustments | - | - | - | - | - | - | 1,050 |
| Balance at March 31, 2006 | 96,364,872 | ¥29,286 | ¥42,529 | ¥ (4,637) | ¥49,645 | ¥4,577 | ¥ (1,186) |

| | Common stock | Capital surplus | Land revaluation reserve (Note 12) | Retained earnings | Net unrealised holding gain on securities (Note 6) | Translation adjustments |
|---|---|---|---|---|---|---|
| | Thousands of U.S. dollars (Note 1) | | | | | |
| Balance at March 31, 2005 | $239,964 | $348,417 | $ (112,121) | $393,726 | $19,774 | $ (19,033) |
| Net income | - | - | - | 117,484 | - | - |
| Cash dividends | - | - | - | (14,990) | - | - |
| Bonuses to directors and statutory auditors | - | - | - | (987) | - | - |
| Issuance of new stock upon exercise of stock acquisition rights | 9,321 | 9,312 | - | - | - | - |
| Gain on disposition of treasury stock | - | 4,282 | - | - | - | - |
| Net change in land revaluation reserve | - | - | 72,650 | (72,650) | - | - |
| Net change in net unrealised holding gain on securities | - | - | - | - | 19,186 | - |
| Net change in translation adjustments | - | - | - | - | - | 8,937 |
| Balance at March 31, 2006 | $249,285 | $362,011 | $ (39,471) | $422,583 | $38,960 | $ (10,096) |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | Year ended March 31, | | Year ended March 31, |
| | 2006 | 2005 | 2006 |
| Operating activities: | | | |
| Income before income taxes and minority interests | ¥15,154 | ¥10,004 | $128,992 |
| Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities: | | | |
| Depreciation and amortisation | 5,289 | 5,100 | 45,020 |
| Loss on impairment of fixed assets | 609 | – | 5,184 |
| Loss on sales and disposal of property, plant and equipment, net | 980 | 100 | 8,342 |
| (Decrease) increase in allowance for doubtful receivables | (235) | 43 | (2,000) |
| Interest and dividend income | (124) | (113) | (1,056) |
| Interest expense | 110 | 136 | 936 |
| Unrealised exchange gain | (460) | (56) | (3,916) |
| Changes in operating assets and liabilities: | | | |
| Notes and accounts receivable | (1,176) | (6,725) | (10,010) |
| Inventories | (2,672) | (4,683) | (22,744) |
| Notes and accounts payable | 1,347 | 1,456 | 11,466 |
| Bonuses to directors and statutory auditors | (116) | (69) | (987) |
| Other, net | (1,058) | 1,816 | (9,006) |
| Subtotal | 17,648 | 7,009 | 150,221 |
| Interest and dividend income received | 127 | 113 | 1,081 |
| Interest paid | (111) | (138) | (945) |
| Income taxes paid | (536) | (130) | (4,562) |
| Net cash provided by operating activities | 17,128 | 6,854 | 145,795 |
| Investing activities: | | | |
| Purchases of property, plant and equipment | (3,780) | (5,935) | (32,176) |
| Proceeds from sales of property, plant and equipment | 2,542 | 242 | 21,638 |
| Increase in investments in securities | (1,627) | (299) | (13,849) |
| Proceeds from sales of investment securities | 1,134 | 0 | 9,653 |
| Increase in investment in subsidiaries and affiliates | (64) | (700) | (545) |
| Purchases of other assets | (1,081) | (395) | (9,202) |
| Other, net | (125) | 73 | (1,064) |
| Net cash used in investing activities | (3,001) | (7,014) | (25,545) |
| Financing activities: | | | |
| (Decrease) increase in short-term bank loans | (50) | 1,370 | (426) |
| Decrease in long-term bank loans | (7,887) | – | (67,135) |
| Repayment of long-term debt | | (2,584) | |
| Proceeds from issuance of bonds with stock acquisition rights | 11,542 | – | 98,247 |
| Purchases of treasury stock | (37) | (350) | (315) |
| Proceeds from sales of treasury stock | 2,526 | – | 21,502 |
| Cash dividends | (1,761) | (883) | (14,990) |
| Other, net | 192 | 10 | 1,634 |
| Net cash provided by (used in) financing activities | 4,525 | (2,437) | 38,517 |
| Effect of exchange rate changes on cash and cash equivalents | 159 | (111) | 1,354 |
| Increase (decrease) in cash and cash equivalents | 18,811 | (2,708) | 160,121 |
| Cash and cash equivalents at beginning of the year | 12,772 | 15,965 | 108,716 |
| Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation | | (485) | |
| Cash and cash equivalents at end of the year (Note 4) | ¥31,583 | ¥12,772 | $268,837 |

See accompanying Notes to Consolidated Financial Statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# March 31, 2006

## 1. Basis of Presentation

Mori Seiki Co., Ltd. (the "Company") and its domestic consolidated subsidiaries maintain their accounts and records in accordance with accounting principles generally accepted in Japan. Its overseas consolidated subsidiaries maintain their accounts and records in conformity with the requirements of their countries of domicile.

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In preparing the accompanying financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a format which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements for the year ended March 31, 2005 to conform them to the 2006 presentation. Such reclassifications had no effect on consolidated net income or shareholders' equity.

The accompanying consolidated financial statements have been translated from yen amounts into U.S. dollar amounts, solely for convenience, as a matter of arithmetic computation only, at ¥117.48 = U.S.$1.00, the exchange rate prevailing on March 31, 2006. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

## 2. Summary of Significant Accounting Policies

**(1) Principles of consolidation**

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries over which substantial control is exerted through either majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

For consolidation purposes, the financial statements of four consolidated subsidiaries whose fiscal year end is December 31 have been included in consolidation, on the basis of a full fiscal year, for the year ended March 31.

All assets and liabilities of the subsidiaries are revalued on acquisition, if applicable, and the excess of cost over the underlying net assets at each respective date of acquisition is amortised over a period of five years on a straight-line basis.

**(2) Foreign currency translation**

Receivables and payables denominated in foreign currencies are translated into yen at the fiscal year-end rates. Gain or loss resulting from such translation adjustments is credited or charged to income as incurred. The balance sheet accounts of the overseas consolidated subsidiaries have been translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity, which have been translated at their historical rates. The differences resulting from translation are presented as components of shareholders' equity and minority interests. Revenues, expenses and cash flows are translated at the average rates for the year.

**(3) Cash and cash equivalents**

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, deposits with banks withdrawable on demand, and short-term investments which are readily convertible to cash subject to an insignificant risk of any changes in their value and which were purchased with an original maturity of three months or less.

**(4) Allowance for doubtful receivables**

The allowance for doubtful receivables is calculated based on the actual historical ratio of bad debts and an estimate of certain uncollectible amounts determined after an analysis of specific individual receivables.

**(5) Inventories**

Merchandise, finished goods and work-in-process at the Company and its domestic consolidated subsidiaries are stated at cost determined principally by the average method, and those at the overseas consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the first-in, first-out method.

Raw materials are stated at cost determined by the moving average method. Supplies are stated at cost determined by the last purchase price method.

**(6) Property, plant and equipment**

Depreciation of property, plant and equipment of the Company and the domestic consolidated subsidiaries, except for buildings acquired on or subsequent to April 1, 1998, is calculated by the declining-balance method over the useful lives of the respective assets. Depreciation of buildings of the Company and the domestic consolidated subsidiaries acquired on or subsequent to April 1, 1998 is calculated by the straight-line method. Depreciation of property, plant and equipment of the overseas subsidiaries is calculated by the straight-line method.

The useful lives of property, plant and equipment are summarised as follows:

| | |
|---|---|
| Buildings and structures | 7 to 50 years |
| Machinery, equipment and vehicles | 2 to 17 years |

**(7) Leases**

Non-cancelable leases of the Company and the domestic consolidated subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that leases which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

Leases other than operating leases of the overseas subsidiaries are accounted for as finance leases.

(8) **Marketable securities and investments in securities**
The accounting standard applicable to financial instruments requires that securities be classified into three categories: trading securities, held-to-maturity debt securities or other securities. Trading securities are carried at fair value, and gain or loss, both realised and unrealised, is credited or charged to income. Held-to-maturity debt securities are carried at amortised cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealised holding gain or loss, net of the applicable income taxes, reported as a separate component of shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

(9) **Income taxes**
Deferred income taxes are recognised by the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.
In accordance with a law on amendment of local tax laws and so forth, effective April 1, 2004, business scale taxation went into effect. A domestic corporation with capital in excess of ¥100 million is subject to business scale taxation on the basis of the total amount of value added, the size of its capital and its taxable income. Based on a new accounting standard for business scale taxation, the Company and certain domestic consolidated subsidiaries accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses for the year ended March 31, 2005 increased by ¥235 million and income before income taxes and minority interests for the year then ended decreased by the same amount.

(10) **Derivatives**
Derivatives are stated at fair value.

(11) **Hedge accounting**
Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognised.

(12) **Research and development costs and computer software**
Research and development costs are charged to income when incurred. Expenditures relating to software developed for internal use are charged to income when incurred unless these contribute to the generation of future income or cost savings. Such expenditures are capitalised as assets and amortised by the straight-line method over the useful life of the software, generally 5 years. Expenditures relating to software developed for sale in the market are capitalised as assets and amortised by the straight-line method over the prospective sales period, generally 3 years.

(13) **Goodwill**
Goodwill is amortised by the straight-line method over periods ranging from 5 to 10 years.

(14) **Bonds issuance expenses**
Bonds issuance expenses are charged to income as incurred.

## 3. Changes in Method of Accounting

(1) **Revenue recognition**
Effective the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries have changed their revenue recognition policy from a shipping date basis to a customer acceptance basis. This change was made due to the fact that an increase in turnkey projects is attributable to the trend towards lengthening the period from product shipping to customer acceptance reflecting the complexity and sophistication of these projects.
Accordingly, in order to control the shipping-to-customer-acceptance process more effectively, the Company adopted customer acceptance at the basis for its revenue recognition policy. The effect of this change was to decrease sales, operating income, income before income taxes and minority interests for the year ended March 31, 2006 by ¥1,798 million ($15,305 thousand), ¥554 million ($4,716 thousand), and ¥554 million ($4,716 thousand), respectively.

(2) **Impairment of fixed assets**
Effective the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries have adopted a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Companies are required to recognise an impairment loss in their statement of income if certain indicators of asset impairment exist and if the book value of an asset exceeds the undiscounted sum of its future cash flows. The standard states that impairment losses are to be measured as the excess of the book value over the higher of (1) the fair market value of the asset, net of disposition costs, and (2) the present value of future cash flows arising from ongoing utilisation of the asset and from its disposal after use. The standard covers land, factories, buildings and other forms of property, plant and equipment as well as intangible assets. Fixed assets are to be grouped at the lowest level for which there are identifiable cash flows which are independent of the cash flows from other groups of assets.
As a result of the adoption of this new accounting standard, a loss on impairment of fixed assets in the amount of ¥609 million ($5,184 thousand) was recognised and income before income taxes and minority interests decreased by the same amount for the year ended March 31, 2006 from the corresponding amount which would have been recorded under the previous method.
The impairment loss on the assets identified as impaired has been deducted directly from their carrying amounts as reflected in the consolidated balance sheet at March 31, 2006.

## 4. Cash and Cash Equivalents

In the presentation of the consolidated statements of cash flows, the relationship between the items included in cash and cash equivalents and the corresponding amounts reflected in the balance sheets at March 31, 2006 and 2005 are summarised as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Cash and deposits | ¥31,583 | ¥12,775 | $268,837 |
| Time deposits with an original maturity in excess of 3 months included in cash and deposits | – | (3) | – |
| Cash and cash equivalents at end of the year | ¥31,583 | ¥12,772 | $268,837 |

During the year ended March 31, 2006, the Company acquired shares of MS POLLARD LTD. and included this subsidiary in consolidation. The assets and liabilities of MS POLLARD LTD. when initially consolidated, the acquisition cost of the shares of MS POLLARD LTD. and the Company's total expenditure to acquire these shares are summarised as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2006 | 2006 |
| Current assets | ¥1,198 | $10,198 |
| Non-current assets | 117 | 996 |
| Goodwill | 602 | 5,124 |
| Current liabilities | (1,907) | (16,233) |
| Acquisition cost of shares | 10 | 85 |
| Cash and cash equivalents held by MS POLLARD LTD. | (40) | (340) |
| Proceeds from acquiring shares of MS POLLARD LTD., net | ¥ 30 | $ 255 |

Significant non-cash transactions for the year ended March 31, 2006 were as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2006 | 2006 |
| Increase in common stock resulting from exercise of stock acquisition rights | ¥1,095 | $9,321 |
| Increase in capital surplus resulting from exercise of stock acquisition rights | 1,093 | 9,304 |
| Decrease in bonds with stock acquisition rights resulting from exercise of stock acquisition rights | 2,167 | 18,446 |
| Loss on redemption of bonds | 21 | 179 |

During the year ended March 31, 2005, the Company acquired shares of MS SYFRAMO S.A.S. and included this subsidiary in consolidation. The assets and liabilities of MS SYFRAMO S.A.S. when initially consolidated, the acquisition cost of the shares of MS SYFRAMO S.A.S. and the Company's total expenditure to acquire these shares are summarised as follows:

| | Millions of yen |
|---|---|
| | 2005 |
| Current assets | ¥431 |
| Non-current assets | 20 |
| Goodwill | 38 |
| Current liabilities | (260) |
| Long-term liabilities | (16) |
| Acquisition cost of shares | 213 |
| Cash and cash equivalents held by MS SYFRAMO S.A.S. | (173) |
| Expenditure to acquire shares of MS SYFRAMO S.A.S., net | ¥ 40 |

## 5. Inventories

Inventories at March 31, 2006 and 2005 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Merchandise | ¥ 63 | ¥ 28 | $ 536 |
| Finished goods | 12,260 | 8,161 | 104,358 |
| Work in process | 5,424 | 4,617 | 46,170 |
| Raw materials and supplies | 7,316 | 8,263 | 62,275 |
| Total | ¥25,063 | ¥21,069 | $213,339 |

## 6. Securities

Marketable securities classified as other securities at March 31, 2006 and 2005 are summarised as follows:

| | Millions of yen | | | | | | Thousands of U.S. dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | 2006 | | |
| | Acquisition cost | Carrying value | Unrealised gain (loss) | Acquisition cost | Carrying value | Unrealised gain | Acquisition cost | Carrying value | Unrealised gain (loss) |
| (1) Securities whose carrying value exceeds their acquisition costs: | | | | | | | | | |
| Equity securities | ¥4,831 | ¥12,526 | ¥7,695 | ¥3,720 | ¥7,623 | ¥3,903 | $41,122 | $106,623 | $65,501 |
| Debt securities | – | – | – | – | – | – | – | – | – |
| Other | – | – | – | – | – | – | – | – | – |
| Subtotal | 4,831 | 12,526 | 7,695 | 3,720 | 7,623 | 3,903 | 41,122 | 106,623 | 65,501 |
| (2) Securities whose carrying value does not exceed their acquisition costs: | | | | | | | | | |
| Equity securities | 300 | 250 | (50) | – | – | – | 2,554 | 2,128 | (426) |
| Debt securities | – | – | – | – | – | – | – | – | – |
| Other | – | – | – | – | – | – | – | – | – |
| Subtotal | 300 | 250 | (50) | – | – | – | 2,554 | 2,128 | (426) |
| Total | ¥5,131 | ¥12,776 | ¥7,645 | ¥3,720 | ¥7,623 | ¥3,903 | $43,676 | $108,751 | $65,075 |

An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

Sales of other securities for the years ended March 31, 2006 and 2005 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Proceeds | ¥1,134 | ¥0 | $9,653 |
| Aggregate gain | 917 | 0 | 7,806 |

The carrying value of principal investments in non-marketable securities at March 31, 2006 and 2005 was as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Investments in unconsolidated subsidiaries | ¥300 | ¥300 | $2,554 |
| Investments in affiliates | 838 | 792 | 7,133 |

## 7. Loss on Impairment of Fixed Assets

Loss on impairment of fixed assets recorded for the year ended March 31, 2006 related to the following asset and asset groups:

| Use | Classification | Location | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|---|
| | | | 2006 | 2006 |
| Idle property | Land | Ikoma City, Nara Prefecture | ¥302 | $2,571 |
| Idle property | Land | Eniwa City, Hokkaido | 48 | 409 |
| Idle property | Machinery and equipment | Taiyo Koki Co., Ltd. | 41 | 349 |
| Idle property | Other | Taiyo Koki Co., Ltd. | 5 | 42 |
| Other | Goodwill | Mori Seiki Mid-American Sales, Inc. | 213 | 1,813 |
| | | Total | ¥609 | $5,184 |

The Company originally acquired the land in the above table for construction of a research facility and a sales office. However, following a change in the Company's capital expenditure plan, the land became idle property. In addition, machinery, equipment and certain other assets of Taiyo Koki Co., Ltd. are also idle property. Since there is no plan to utilize these assets and their market value has deteriorated, the Company has recognised an impairment loss.

Mid-American Sales Inc. recognised a loss on impairment of goodwill because Ellison Technologies, Inc., which had entered into a business alliance with the Mori Seiki Group as a distributor, started up its own business operations in 8 states in the United States: Illinois, Wisconsin, Iowa, Ohio, Indiana, Kentucky, Missouri and Michigan.

The Company and its consolidated subsidiaries basically group their assets by operating department. The assets are grouped by sales office in the sales department and by plant in the manufacturing department. Idle properties which are not expected to be used in the future are grouped individually.

Recoverable amounts are measured at reasonable estimates of their projected net selling prices. Recoverable amounts on land are based on their valuation for property tax purposes as adjusted reasonably.

## 8. Retirement Benefits

The Company has established an employees' defined contribution pension plan.

The retirement benefit expenses for the years ended March 31, 2006 and 2005 are outlined as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Contributions to the pension plan | ¥642 | ¥592 | $5,465 |

## 9. Short-Term Bank Loans and Long-Term Debt

The weighted-average interest rate on short-term bank loans was 1.38% at March 31, 2006 and 2005.

For effective financing purposes, the Company concluded line-of-credit agreements with three banks and the status of these at March 31, 2006 and 2005 is summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Lines of credit | ¥11,000 | ¥11,000 | $93,633 |
| Short-term loans | – | – | – |
| Available credit | ¥11,000 | ¥11,000 | $93,633 |

Long-term debt at March 31, 2006 and 2005 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Zero coupon yen convertible bonds with stock acquisition rights due 2013 | ¥ 9,333 | ¥ – | $ 79,443 |
| Unsecured bank loans due through 2009 | 10,208 | 17,792 | 86,891 |
| | 19,541 | 17,792 | 166,334 |
| Less current portion | 5,084 | 5,084 | 43,275 |
| | ¥14,457 | ¥12,708 | $123,059 |

The weighted-average interest rates on long-term bank loans was 0.47% at March 31, 2006 and 2005.

The aggregate annual maturities of long-term debt subsequent to March 31, 2006 are summarised as follows:

| Year ending March 31, | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2007 | ¥ 5,084 | $ 43,275 |
| 2008 | 5,084 | 43,275 |
| 2009 | 40 | 341 |
| 2010 | – | – |
| 2011 | – | – |
| 2012 and thereafter | 9,333 | 79,443 |
| | ¥19,541 | $166,334 |

On June 13, 2005, the Company issued ¥11,615 million ($98,868 thousand) of zero coupon yen convertible bonds with stock acquisition rights. An outline of these bonds is as follows:

| | |
|---|---|
| Type of shares to which acquisition rights apply | Common stock of the Company |
| Issue price of stock acquisition rights | Nil |
| Exercise price of stock acquisition rights | ¥1,377 ($11.721) |
| Principal amount of bonds in the aggregate | ¥11,615 million ($98,868 thousand) |
| Shares issued upon exercise of stock acquisition rights | ¥2,188 million ($18,624 thousand) |
| Exercise period | June 27, 2005 to March 12, 2012 |

Exercise of stock acquisition rights shall be deemed as payment by the bondholder of the full amount required to be paid upon exercise of the stock acquisition rights, rather than as a redemption of the bond at its face value.

## 10. Income Taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax which in the aggregate, resulted in a statutory tax rate of approximately 40.49% for the years ended March 31, 2006 and 2005. The overseas subsidiaries are subject to the income tax regulations of the countries in which they operate.

A reconciliation of the differences between the statutory tax rates and effective tax rates for the years ended March 31, 2006 and 2005 as a percentage of income before income taxes and minority interests is as follows:

| | 2006 | 2005 |
|---|---|---|
| Statutory tax rate | 40.49% | 40.49% |
| Increase (decrease) in income taxes resulting from: | | |
| Reversal of valuation allowance | (35.26) | (35.24) |
| Permanent non-deductible expenses | 0.25 | 1.61 |
| Elimination of unrealised gain and loss on inventories | 1.54 | (2.62) |
| Permanently non-taxable income | (0.09) | (0.09) |
| Per capita portion of inhabitants' taxes | 0.29 | 0.44 |
| Temporary differences relating to investments in subsidiaries | 1.45 | 0.30 |
| Other | (0.28) | 0.41 |
| Effective tax rates | 8.39% | 5.30% |

The significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries at March 31, 2006 and 2005 are summarised as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Current | | | |
| Deferred tax assets (reflected in current assets): | | | |
| Inventories | ¥ 493 | ¥ 91 | $ 4,196 |
| Tax loss carryforwards | – | 6 | – |
| Accrued enterprise tax | 124 | 87 | 1,056 |
| Other | 245 | 271 | 2,085 |
| | 882 | 455 | 7,337 |
| Less: valuation allowance | (651) | (256) | (5,541) |
| | 211 | 199 | 1,796 |
| Offset of deferred tax liabilities | (69) | – | (587) |
| Deferred tax assets, net | ¥ 142 | ¥ 199 | $ 1,209 |
| Deferred tax liabilities (reflected in current liabilities): | | | |
| Other | ¥ (272) | ¥ (169) | $ (2,315) |
| Offset of deferred tax assets | 69 | – | 587 |
| Deferred tax liabilities, net | ¥ (203) | ¥ (169) | $ (1,728) |
| Noncurrent | | | |
| Deferred tax assets (reflected in investments and other assets): | | | |
| Loss on devaluation of listed equity securities | ¥ 929 | ¥ 1,045 | $ 7,908 |
| Loss on impairment of fixed assets | 160 | – | 1,362 |
| Depreciation | 537 | – | 4,571 |
| Tax loss carryforwards | 60 | 4,079 | 511 |
| Other | 152 | 122 | 1,293 |
| | 1,838 | 5,246 | 15,645 |
| Less: valuation allowance | (1,680) | (5,078) | (14,300) |
| | 158 | 168 | 1,345 |
| Offset of deferred tax liabilities | (132) | (163) | (1,124) |
| Deferred tax assets, net | ¥ 26 | ¥ 5 | $ 221 |
| Deferred tax liabilities (reflected in long-term liabilities): | | | |
| Deferred capital gain on property | ¥ (42) | ¥ (78) | $ (358) |
| Reserve for depreciation for tax purposes | (121) | (125) | (1,030) |
| Unrealised holding gain on securities | (3,096) | (1,580) | (26,353) |
| Other | (232) | (138) | (1,975) |
| | (3,491) | (1,921) | (29,716) |
| Offset of deferred tax assets | 132 | 163 | 1,124 |
| Deferred tax liabilities, net | ¥ (3,359) | ¥ (1,758) | $ (28,592) |
| Deferred tax liabilities on land revaluation reserve (reflected in long-term liabilities): | | | |
| Deferred tax liabilities on land revaluation reserve | ¥ (1,824) | ¥ (1,824) | $ (15,526) |

## 11. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of cash dividends paid and bonuses to directors and statutory auditors, and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital, which is included in capital surplus, and the legal reserve, which is included in retained earnings, equals 25% of stated capital. The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the Board of Directors. The Code also provides that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. The Company's legal reserve amounted to ¥2,650 million ($22,557 thousand) at March 31, 2006 and 2005.

The new Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Code, went into effect on May 1, 2006. The Law stipulates requirements on distributions of earnings which are similar to those of the Code. Under the Law, however, such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met.

## 12. Land Revaluation

Effective March 31, 2002, the Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, "Land revaluation reserve." The applicable tax effect has been included in "Deferred income taxes on land revaluation reserve," a component of long-term liabilities. The fair value of the revalued land was less than its corresponding carrying value by ¥4,773 million ($40,628 thousand) and ¥5,219 million at March 31, 2006 and 2005, respectively.

## 13. Research and Development Costs

Research and development costs included in selling, general and administrative expenses for the years ended March 31, 2006 and 2005 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Research and Development Costs | ¥4,660 | ¥3,572 | $39,666 |

## 14. Contingent Liabilities

At March 31, 2006, the Company and its consolidated subsidiaries had the following contingent liabilities:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2006 | 2006 |
| Guarantees of lease payments by customers | ¥2,400 | $20,429 |

## 15. Derivative Financial Instruments

To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company utilises these derivatives as hedges to reduce the inherent risk to their assets and liabilities. These transactions are not likely to have a major impact on the performance of the Company. In addition, derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.

As stipulated in the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits and the status of all open derivatives positions subject to approval by the director responsible.

The Company applies hedge accounting to its derivatives positions and hedges against the risk of fluctuation in foreign exchange rates within the scope of the needs arising from the underlying items hedged.

The fair value of the derivatives positions outstanding at March 31, 2006 and 2005 is summarised as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Contract value (notional principal amount) | Estimated fair value | Unrealised loss | Contract value (notional principal amount) | Estimated fair value | Unrealised gain |
| Sell: | | | | | | |
| U.S. dollars | ¥ 2,476 | ¥ 2,480 | ¥ (4) | ¥2,331 | ¥2,396 | ¥ (65) |
| Euro | 7,885 | 8,179 | (294) | 4,939 | 5,041 | (102) |
| Australian dollars | — | — | — | 193 | 195 | (2) |
| Total | ¥10,361 | ¥10,659 | ¥ (298) | ¥7,463 | ¥7,632 | ¥ (169) |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | 2006 | | |
| | Contract value (notional principal amount) | Estimated fair value | Unrealised loss |
| Sell: | | | |
| U.S. dollars | $21,076 | $21,110 | $ (34) |
| Euro | 67,118 | 69,620 | (2,502) |
| Total | $88,194 | $90,730 | $ (2,536) |

## 16. Leases

**(1) Finance leases**

The following pro forma amounts present the acquisition costs, accumulated depreciation and net book value of the property leased to the Company and its consolidated subsidiaries at March 31, 2006 and 2005 , which would have been reflected in the balance sheets if finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries (which are currently accounted for as operating leases) were capitalised:

| | Millions of yen | | | | | | Thousands of U.S. dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | 2006 | | |
| Category : | Acquisition costs | Accumulated depreciation | Net book value | Acquisition costs | Accumulated depreciation | Net book value | Acquisition costs | Accumulated depreciation | Net book value |
| Machinery, equipment and vehicles | ¥5,051 | ¥1,826 | ¥3,225 | ¥2,973 | ¥1,144 | ¥1,829 | $42,994 | $15,543 | $27,451 |

Lease payments of the Company and its consolidated subsidiaries relating to finance lease transactions accounted for as operating leases amounted to ¥696 million ($5,924 thousand) and ¥459 million for the years ended March 31, 2006 and 2005, respectively.

Depreciation related to leased property of the Company and its consolidated subsidiaries is recognised by the straight-line method over the lease terms assuming a nil residual value and amounted to ¥696 million ($5.924 thousand) and ¥459 million for the years ended March 31, 2006 and 2005, respectively.

Future minimum payments (including the interest portion thereon) subsequent to March 31, 2006 under finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are summarised as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2006 | 2006 |
| Year ending March 31, | | |
| 2007 | ¥ 834 | $ 7,099 |
| 2008 and thereafter | 2,391 | 20,352 |
| Total | ¥3,225 | $27,451 |

**(2) Operating leases**

Future minimum payments subsequent to March 31, 2006 under operating leases are summarised as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2006 | 2006 |
| Year ending March 31, | | |
| 2007 | ¥ 869 | $ 7,397 |
| 2008 and thereafter | 9,288 | 79,060 |
| Total | ¥10,157 | $86,457 |

## 17. Amounts per Share

Amounts per share at March 31, 2006 and 2005 and for the years then ended were as follows:

Diluted net income per share for the year ended March 31, 2005 is not presented because there were no potentially dilutive shares at March 31, 2005.

Amounts per share of net assets were computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end. Net income per share was computed based on the net income attributable to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years.

| | Yen | | U.S. dollars |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Amounts per share: | | | |
| Net assets | ¥1,264.32 | ¥1,094.25 | $10.76 |
| Net income: | | | |
| Basic | 153.62 | 104.94 | 1.31 |
| Diluted | 150.31 | - | 1.28 |
| Cash dividends | 40.00 | 20.00 | 0.34 |

## 18. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of computerised numerically-controlled lathes, vertical-type and horizontal-type machining centers, and engine lathes produced in a wide variety of models to meet their customers' diverse needs.

As the Company and its consolidated subsidiaries manufacture and sell the same types and series of machine tools which use similar manufacturing methods and are sold in the same markets, the disclosure of business segment information for the years ended March 31, 2006 and 2005 has been omitted.

The geographical segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2005 is outlined as follows:

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | | | | | | |
| | Japan | The Americas | Europe | Asia and Oceania | Total | Eliminations | Consolidated |
| Sales to third parties | ¥ 79,067 | ¥31,774 | ¥31,531 | ¥2,968 | ¥145,340 | ¥ | ¥145,340 |
| Inter-group sales | 50,369 | 772 | 578 | 975 | 52,694 | (52,694) | |
| Total sales | 129,436 | 32,546 | 32,109 | 3,943 | 198,034 | (52,694) | 145,340 |
| Operating expenses | 114,981 | 31,160 | 31,334 | 3,684 | 181,159 | (52,114) | 129,045 |
| Operating income | ¥ 14,455 | ¥ 1,386 | ¥ 775 | ¥ 259 | ¥ 16,875 | ¥ (580) | ¥ 16,295 |
| Assets | ¥123,216 | ¥13,727 | ¥20,117 | ¥2,920 | ¥159,980 | ¥ 2,799 | ¥162,779 |

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2005 | | | | | | |
| | Japan | The Americas | Europe | Asia and Oceania | Total | Eliminations | Consolidated |
| Sales to third parties | ¥ 71,978 | ¥22,973 | ¥25,163 | ¥2,052 | ¥122,166 | ¥ – | ¥122,166 |
| Inter-group sales | 35,766 | 528 | 485 | 848 | 37,627 | (37,627) | – |
| Total sales | 107,744 | 23,501 | 25,648 | 2,900 | 159,793 | (37,627) | 122,166 |
| Operating expenses | 97,754 | 23,918 | 25,605 | 2,570 | 149,847 | (38,198) | 111,649 |
| Operating income (loss) | ¥ 9,990 | ¥ (417) | ¥ 43 | ¥ 330 | ¥ 9,946 | ¥ 571 | ¥ 10,517 |
| Assets | ¥117,699 | ¥11,077 | ¥14,599 | ¥2,496 | ¥145,871 | ¥(10,240) | ¥135,631 |

| | Thousands of U.S. dollars | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | | | | | | |
| | Japan | The Americas | Europe | Asia and Oceania | Total | Eliminations | Consolidated |
| Sales to third parties | $ 673,025 | $270,463 | $268,395 | $25,264 | $1,237,147 | $ – | $1,237,147 |
| Inter-group sales | 428,746 | 6,571 | 4,920 | 8,299 | 448,536 | (448,536) | – |
| Total sales | 1,101,771 | 277,034 | 273,315 | 33,563 | 1,685,683 | (448,536) | 1,237,147 |
| Operating expenses | 978,728 | 265,237 | 266,718 | 31,359 | 1,542,042 | (443,599) | 1,098,443 |
| Operating income | $ 123,043 | $ 11,797 | $ 6,597 | $ 2,204 | $ 143,641 | $ (4,937) | $ 138,704 |
| Assets | $1,048,825 | $116,846 | $171,238 | $24,855 | $1,361,764 | $ 23,825 | $1,385,589 |

Overseas sales, which include export sales of the Company and sales (other than exports to Japan) of the overseas consolidated subsidiaries, totaled ¥82,123 million ($699,037 thousand) and ¥59,146 million, or 56.5% and 48.4% of the consolidated net sales for the years ended March 31, 2006 and 2005, respectively.

As stated in Note 3, effective the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries have changed their revenue recognition policy from a shipping date basis to a customer acceptance basis. The effect of this change was to decrease sales and operating income in the "Japan" segment for the year ended March 31, 2006 by ¥1,798 million ($15,305 thousand) and ¥554 million ($4,716 thousand), respectively. This change had no effect on any geographic segments other than "Japan."

## 19. Subsequent Event

**Appropriations**

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2006, were approved at the annual meeting of the shareholders of the Company held on June 29, 2006:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Year-end cash dividends of ¥40.00 (U.S.$0.34) per share | ¥3,677 | $31,299 |
| Bonuses to directors and statutory auditors | 143 | 1,217 |

# REPORT OF INDEPENDENT AUDITORS

The Board of Directors
MORI SEIKI CO., LTD .

We have audited the accompanying consolidated balance sheets of Mori Seiki Co., Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mori Seiki Co., Ltd. and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 3, effective April 1, 2005, the Company and its domestic consolidated subsidiaries have changed their revenue recognition policy from a shipping date basis to a customer acceptance basis.

As described in Note 3, effective April 1, 2005, the Company and its domestic consolidated subsidiaries have adopted a new accounting standard for the impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

Ernst & Young ShinNihon

Osaka, Japan
June 29, 2006

# Corporate Profile

## › MORI SEIKI CO., LTD.

**• President**

Masahiko Mori

**• Capital**

29.3 billion yen (as of end of March 2006)

**• Shareholders' equity**

116.3 billion yen (as of end of March 2006)

**• Total assets**

162.8 billion yen (as of end of March 2006)

**• Business description**

Manufacture and sales of machine tools

**• Employees**

2,979 (as of end of March 2006)

**• Head Office**

2-35-16 Meieki, Nakamura-ku, Nagoya City,
Aichi 450-0002, Japan
TEL.+81-(0) 52-587-1811

**• Homepage address**

http://www.moriseiki.com

## › Affiliated companies

**• Domestic consolidated subsidiaries**

TAIYO KOKI CO., LTD.
MORI SEIKI TECHNO, LTD.
MORI SEIKI TRADING, LTD.
MORI SEIKI HIGH PRECISION MACHINING LABORATORY, LTD.
MORI SEIKI FIXTURE LABORATORY, LTD.

**• Domestic unconsolidated subsidiaries**

MORI SEIKI KOSAN, LTD.
MORI SEIKI PRECISION, LTD.
MORI SEIKI MACHINE SALES, LTD.
MORI SEIKI LEASING, LTD.

**• Domestic affiliated companies which were accounted for by the equity method**

WATANABE SEIKO CO., LTD.

**• Domestic affiliated companies which were not accounted for by the equity method**

ITOCHU PLAMAC CORPORATION
and 4 other companies

**• Overseas consolidated subsidiaries**

MORI SEIKI U.S.A., INC.
MORI SEIKI G.m.b.H.
MORI SEIKI (UK) LTD.
MORI SEIKI FRANCE S.A.S.
MORI SEIKI ITALIANA S.R.L.
MORI SEIKI ESPAÑA S.A.
MORI SEIKI SINGAPORE PTE LTD
MORI SEIKI (TAIWAN) CO., LTD.
MORI SEIKI BRASIL LTDA.
MORI SEIKI HONG KONG LTD.
MORI SEIKI MEXICO, S.A. DE C.V.
MORI SEIKI (THAILAND) CO., LTD.
MORI SEIKI (SHANGHAI) CO., LTD.
MORI SEIKI KOREA CO., LTD.
DTL MORI SEIKI, INC.
PT. MORI SEIKI INDONESIA
MORI SEIKI AUSTRALIA PTY LIMITED
MS SYFRAMO S.A.S.

**• Overseas unconsolidated subsidiaries**

MORI SEIKI TECHNO G.m.b.H.

## › Campus locations

**• Nara Campus**

362 Idono-cho, Yamato-Koriyama City,
Nara 639-1183, Japan
TEL.+81-(0) 743-53-1121

**• Iga Campus**

201 Midai, Iga City,
Mie 519-1414, Japan
TEL.+81-(0) 595-45-4151

**• Chiba Campus**

488-19 Suzumi-cho, Funabashi City,
Chiba 274-0052, Japan
TEL.+81-(0) 47-410-8800

# Technical Center Locations

## Overseas

| | | | |
|---|---|---|---|
| MORI SEIKI U.S.A., INC. | Chicago Head Office | 5655 Meadowbrook Drive, Rolling Meadows, Illinois 60008 | Phone. (1) -847-593-5400 |
| | Administrative Department | 2100 Golf Road Suite 300, Rolling Meadows,Illinois 60008 | Phone. (1) -847-290-8535 |
| | Dallas | 9001 Currency Street, Irving, Texas 75063 | Phone. (1) -972-929-8321 |
| | Los Angeles | 5740 Warland Drive, Cypress, California 90630 | Phone. (1) -562-430-3800 |
| | Detroit | 29050 Cabot Drive Novi, Michigan 48377 | Phone. (1) -734-379-7000 |
| | Cincinnati | 9466 Meridian Way, West Chester, OH 45069 | Phone. (1) -513-874-2736 |
| | Boston | 10 Bearfoot Road Northborough, Massachusetts 01532 | Phone. (1) -508-351-8686 |
| | New Jersey | 30 Abeel Road Monroe Township, New Jersey 08831 | Phone. (1) -609-495-6246 |
| DTL MORI SEIKI, INC. | Sacramento | 950 Riverside Parkway Suite 90 West Sacramento, CA 95605 | Phone. (1) -916-374-9400 |
| MORI SEIKI MEXICO, S.A. DE C.V. | México city | Montecito 38 Piso 12–38 Col. Napoles 03810 México D.F. | Phone. (52) -55-5488-3276 |
| MORI SEIKI BRASIL LTDA. | São Paulo | Rua República do Iraque, 1432 2 and, Campo Belo 04611–002 São Paulo–SP, Brasil | Phone. (55) -11-5543-1762 |
| MORI SEIKI G.m.b.H. | Stuttgart | Antoniusstrasse 14, 73249 Wernau, Germany | Phone. (49) -7153-934-0 |
| | Istanbul | Abdi Ipekci Caddesi No:129 Kat 5, Bayrampasa Istanbul, Turky | Phone. (90) -212-613-4141 |
| | Prague | 6th floor of building No.423, Evropska 178, 160 00 Prague 6, Czech Republic | Phone. (42) -224-362-777 |
| | Hamburg | Merkurring 63–65, 22143 Hamburg, Germany | Phone. (49) -40-63458-0 |
| | Düsseldorf | Siemensring 19, 47877 Willich, Germany | Phone. (49) -21-548859-0 |
| | Munich | Frankfurter Ring 117, 80807 München, Germany | Phone. (49) -89-35744-0 |
| MORI SEIKI (UK) LTD. | London (UK Head Office) | 202 Bedford Avenue, Slough SL1 4RY, England | Phone. (44) -870-240-9500 |
| | Birmingham | 4060 Lakeside Solihull Parkway Birmingham Business Park BIRMINGHAM B37 7YN | Phone. (44) -870-240-9500 |
| MORI SEIKI FRANCE S.A.S | Paris | Parc du Moulin, 1 Rue du Noyer BP 19326 Roissy en France 95705 Roissy CDG Cedex, France | Phone. (33) -1-39-94-68-00 |
| | Toulouse | 6 Impasse Léonce Couture 31200 Toulouse, France | Phone. (33) -5-34-25-29-95 |
| MS SYFRAMO S.A.S. | Lyon | 81, Avenue du Progrès69680 Chassieu, France | Phone. (33) -4-78-90-95-95 |
| MORI SEIKI ITALIANA S.R.L. | Milan | Via Riccardo Lombardi N.10 20153 Milano, Italy | Phone. (39) -02-4894921 |
| MORI SEIKI ESPAÑA S.A. | Barcelona | Calle de la Electrónica, Bloque B, Nave 9 Polígono Industrial "La Ferreria" 08110 Montcada I Reixac (Barcelona), Spain | Phone. (34) -93-575-36-46 |
| MORI SEIKI SINGAPORE PTE LTD | Singapore | 3 Toh Guan Road East, Singapore 608835 | Phone. (65) -6560-5011 |
| | Kuala Lumpur | Office Suite 2A, 2nd Floor,Bangunan Electroscon, Lot 8,Jala Astaka U8/84 Seksyen U8, Bukit Jelutong, 40100 Shah Alam, Selangor Darul Ehsan, Malaysia | Phone. (60) -3-7843-9468 |
| MORI SEIKI (THAILAND) CO., LTD. | Bangkok | 119/2 Moo 8, Bangnathani Building 1st Floor A1, Bangna–Trad KM.3 Road Kwaeng Bangna, Khet Bangna, Bangkok 10260, Thailand | Phone. (66) -2-361-3700-5 |
| MORI SEIKI (TAIWAN) CO., LTD. | Taipei | No. 6, Kong 8th Road, Linkou No. 2 Industrial District, Linkou Hsiang, Taipei Hsien, Taiwan, R.O.C. | Phone. (886) -2-2603-1701 |
| MORI SEIKI HONG KONG LIMITED | Hong Kong | Unit 02, 8/F., Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong | Phone. (852) -2757-6910 |
| MORI SEIKI (SHANGHAI) CO., LTD. | Shanghai | Room 4301, 4307, Maxdo Center, No.8 Xingyi Rd. Hong Qiao Development Zone, Shanghai, 200336 China | Phone. (86) -21-5208-0270 |
| | Shanghai Parts Center | 1st Floor, Part B, A Building, No.51 Rijing Road Wai Gao Qiao Free Trade Zone, Shanghai 200131, China | Phone. (86) -21-5868-0310 |
| | Beijing | Room 3002 Full Tower, No.9 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, China | Phone. (86) -10-6768-3691 |
| | Tianjin | Room 17–B, PingAn Mansion, No.59 Ma Chang Road, Hexi District, Tianjin, 300203, China | Phone. (86) -22-2820-8410 |
| | Dalian | 1108 Shengshi Building 35 Luxun Rd.Zhongshan District, Dalian, China 116001 | Phone. (86) -411-8271-8611 |
| | Shenzhen | Room1703 Office Tower, China Resources Building, No.5001 Shennan East Road Shenzhen, China 518001 | Phone. (86) -755-8359-1997 |
| | Chongqing | 1508, Metropolitan Tower NO.68 Zourong Road, Central District, Chongqing, P.R.C | Phone. (86) -23-6373-3655 |
| MORI SEIKI KOREA CO., LTD. | Seoul | A–101, 2, SK Twin Tech Tower, 345–9 Kasan–dong, Kumcheon–ku, Seoul, Korea | Phone. (82) -2-862-0925 |
| PT. MORI SEIKI INDONESIA | Jakarta | Komplek Gading Bukit Indah Blok M/01, Jl. Bukit Gading Raya, Kelapa Gading, Jakarta Utara–14240, Indonesia | Phone. (62) -21-453-1199 |
| MORI SEIKI CO., LTD. India Branch | New Delhi | 404 A World Trade Centre, Connaught Place, New Delhi–110001, India | Phone. (91) -11-4152-8520 |
| MORI SEIKI AUSTRALIA PTY LTD | Melbourne | 6/6 Garden Road Clayton VIC 3168, Australia | Phone. (61) -3-8545-0900 |
| | Sydney | 6/287 Victoria Road Rydalmere NSW 2116, Australia | Phone. (61) -2-8844-9700 |

Overseas Representative Offices : Charlotte, Ellison Manufacturing Technologies NCA

# Stock Information

As of March 31, 2006

## MORI SEIKI CO., LTD.

**• Foundation**

October 26, 1948

**• Fiscal Year End**

March 31

**• Number of Shares Issued**

96,364,872 shares

**• Stock Exchange Listings**

Tokyo and Osaka Stock Exchanges

**• Number of Shares Outstanding**

157,550,000 shares

**• Number of Shareholders**

28,122

## Major Shareholders

| Shareholder Name | Number of shares held (1,000 shares) | Voting Rights (%) |
|---|---|---|
| Japan Trustee Services Bank, Ltd. (Trust account) | 8,405 | 9.15 |
| Masahiko Mori | 4,615 | 5.02 |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 4,588 | 4.99 |
| MORI SEIKI CO., LTD. | 4,433 | — |
| Yukio Mori | 4,150 | 4.52 |
| The Nanto Bank, Ltd. | 2,920 | 3.18 |
| Japan Trustee Services Bank, Ltd. (Trust account 4) | 2,699 | 2.94 |
| Masaru Mori | 2,478 | 2.70 |
| The Sumitomo Trust and Banking Co., Ltd. (Trust account B) | 1,693 | 1.84 |
| Trust and Custody Services Bank, Ltd. (Trust account B) | 1,345 | 1.46 |

### Distribution by shareholders

(Units: 1,000 shares)


Registered in own name
1
[4,433]
Securities firms
39
[1,623]
Financial institutions
92
[50,628]
Individual investors, others
27,531
[35,524]
Foreign investors
166
[16,451]
Domestic corporations
293
[3,643]

### Distribution by number of shares

(Units: 1,000 shares)


5,000 shares or more
536
[3,212]
10,000 shares or more
380
[6,505]
50,000 shares or more
58
[4,081]
500,000 shares or more
13
[8,954]
100,000 shares or more
69
[16,562]
1,000,000 shares or more
13
[41,393]
1,000 shares or more
7,102
[10,988]
500 shares or more
3,075
[1,805]
Up to 500 shares
16,875
[2,860]

## Contact for investors

**• MORI SEIKI CO., LTD**
(Corporate Planning Department, IR Section)

2-35-16 Meieki, Nakamura-ku, Nagoya City, Aichi 450-0002, Japan
TEL.+81-(0) 52-587-1830

## Administration of register of shareholders

**• Mitsubishi UFJ Trust and Banking Corporation**
(Osaka Securities Agent Department)

3-6-3 Fushimi-cho, Chuo-ku, Osaka 541-8502, Japan
http://www.tr.mufg.jp/english/

## › Establishment of the Sponsored American Depositary Receipts (ADR) Program


MORI SEIKI CO., LTD.

Mori Seiki established the American Depositary Receipts (ADR) Program on January 26, 2006 (U.S.A. Eastern Standard Time), to allow the distribution of Mori Seiki shares in the United States in the form of ADRs.

**1. Purpose of establishing the ADR program**

The purpose is to develop new investors and expand the base of investors, by enhancing investor service and broadening the choices in available investment instruments in the U.S. capital market. This sponsored program is the first of its kind in the machine tool industry.

**2. Details of ADR program**

(1) Type of ADR Program: Sponsored Level 1
(2) Trading Market: OTC (over-the-counter) in the United States
(3) Start Date: January 26, 2006 (U.S. Eastern Standard Time)
(4) Conversion Rate: 1 ADR = 1 ordinary share (1:1)
(5) U.S. CUSIP Number: 617578109
(6) Ticker Symbol: MRSKY
(7) Depositary Bank: The Bank of New York
(8) Local Custodian Bank: Sumitomo Mitsui Banking Corporation

※1.What is an ADR?

ADR is the acronym for American Depositary Receipts, which are U.S. dollar-denominated transferable registered securities that foreign companies can distribute in the U.S. instead of the underlying stock. They facilitate investment in foreign stock by U.S. Investors. The underlying stock is held in custody (deposit) in the issuing company's home country, and ADRs are issued by the depositary bank in the U.S. based on the underlying stock.

※2.Types of ADR

ADRs are divided into Levels 1-3, depending on whether new stock is issued, whether the stock is listed on U.S. stock markets, and other conditions. Level 1 offers a convenient means for foreign companies to distribute securities in the U.S. market, although new stock is not issued and since the company is not listed, stock is traded on the over-the-counter market. By submitting an application for exemption from disclosure to the SEC, as outlined in the 1934 Securities Exchange Act, Rule 12g3-2 (b), the company can issue ADRs through disclosure in accordance with Japan's disclosure standards. It is also easy for non-Japanese investors to invest, because disclosure information is filed with the SEC in English.

※3.Sponsored ADRs

The company issuing the underlying stock (sponsor) concludes a depositary agreement with a specific depositary bank, and ADRs are issued by the depositary bank once the issuer, depositary bank and investor rights and obligations have been clarified. In contrast, unsponsored ADRs are issued by the depositary bank based on investor demand, without any involvement at all from the company issuing the underlying stock.

MORI SEIKI

THE MACHINE TOOL COMPANY